      As filed with the Securities and Exchange Commission on July 6, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                 ------------
                             SPECTRUM CONTROL, INC.
             (Exact name of Registrant as specified in its charter)
                                 ------------
       Pennsylvania                                          25-1196447
      (State or Other                                     (I.R.S. Employer
      Jurisdiction of                                  Identification Number)
     Incorporation or
       Organization)
                                8031 Avonia Road
                          Fairview, Pennsylvania 16415
                                 (814) 835-1650
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                 ------------
                 Richard A. Southworth, Chief Executive Officer
                             Spectrum Control, Inc.
                                8031 Avonia Road
                          Fairview, Pennsylvania 16415
                                 (814) 835-1650
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ------------
                                   Copies to:
           John J. Zak, Esq.                     Justin P. Klein, Esq.
      Mary Catherine Malley, Esq.                Gary Arlen Smith, Esq.
    Hodgson, Russ, Andrews, Woods &      Ballard Spahr Andrews & Ingersoll, LLP
             Goodyear, LLP                   1735 Market Street, 51st Floor
      One M & T Plaza, Suite 2000           Philadelphia, Pennsylvania 19103
        Buffalo, New York 14203

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                   Proposed
                                   Amount     Proposed Maximum      Maximum
    Title of Each Class of          to be      Offering Price      Aggregate        Amount of
  Securities to be Registered   Registered(1)   Per Share(2)   Offering Price(2) Registration Fee
-------------------------------------------------------------------------------------------------
Common Stock, without par
 value.........................   2,935,584        $12.53       $36,782,867.52      $9,710.67

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes 375,000 shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) based on the average of the bid and asked prices for the shares of common stock as reported on The Nasdaq National Market on June 28, 2000.
                                 ------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where an offer or sale is not permitted.              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                              Subject to Completion

                    Preliminary prospectus dated July   , 2000

                                2,560,584 Shares

                        [LOGO OF SPECTRUM CONTROL, INC.]
                             SPECTRUM CONTROL, INC.

                                  Common Stock
                      -----------------------------------

We are selling 2,500,000 shares of common stock and the shareholders of Spectrum named in this prospectus are selling 60,584 shares of common stock. We will not receive any proceeds from the sale of common stock by the selling shareholders. Our common stock is traded on the Nasdaq National Market under the symbol "SPEC." On July 5, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $13.75 per share.
                      -----------------------------------
   Before investing you should review the "Risk Factors" beginning on page 5.

                                                             Per Share   Total
                                                             --------- ---------
   Public offering price.................................... $         $
   Underwriting discount.................................... $         $
   Proceeds to Spectrum, before expenses.................... $         $
   Proceeds to selling shareholders......................... $         $

The underwriters have an option to purchase up to an additional 375,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.
                      -----------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about      , 2000.
                      -----------------------------------
Janney Montgomery Scott LLC                              Needham & Company, Inc.

                 The date of this prospectus is         , 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Forward-Looking Statements...............................................   4
Risk Factors.............................................................   5
Use of Proceeds..........................................................   9
Price Range of Common Stock..............................................  10
Dividend Policy..........................................................  10
Capitalization...........................................................  11
Selected Consolidated Financial Data.....................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operation............................................................  13
Our Company..............................................................  20
Management...............................................................  30
Selling Shareholders.....................................................  32
Description of Capital Stock.............................................  33
Underwriting.............................................................  34
Shares Eligible For Future Sale..........................................  35
Legal Matters............................................................  37
Experts..................................................................  37
Incorporation Of Certain Documents By Reference..........................  37
Where You Can Find More Information......................................  38
Index to Consolidated Financial Statements............................... F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not, nor have the selling shareholders or the underwriters, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, nor are the selling shareholders or the underwriters, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

   The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us," "our," "our company" or "Spectrum" in this prospectus mean Spectrum Control, Inc. and its subsidiaries.

                               PROSPECTUS SUMMARY

   This summary calls your attention to selected information in this document, but may not contain all of the information that is important to you. Unless otherwise indicated we have assumed, in presenting information about the outstanding shares of common stock, including per share information, that the underwriters' over-allotment option will not be exercised. In addition, unless otherwise indicated, all references to a "year" or "years" in this prospectus mean our fiscal year or years ending November 30. You should read this entire document carefully, including particularly the "RISK FACTORS" section as well as the documents we have referred you to in the section called "WHERE YOU CAN FIND MORE INFORMATION."

                             SPECTRUM CONTROL, INC.

   We are a leader in the design and manufacture of control products and systems used to condition, regulate and govern electronic performance, including filter products used to protect electronic equipment against electromagnetic interference, or EMI. Over the past several years, we have leveraged our core EMI filtering expertise to offer our customers a broad line of signal products, microwave/wireless products and power products. In addition, we recently formed our Advanced Systems Group to provide our customers with more complex power management systems and have introduced a line of digital radio-frequency control equipment for remote and automatic electronic systems management.

   Using a solutions-oriented approach, we provide products tailored to meet our customers' specific needs by anticipating and solving their systems architecture and performance problems. We combine engineering expertise, design and testing capabilities, vertically integrated manufacturing processes and flexible production schedules to provide custom solutions in a wide variety of large electronics market, including:

    . telecommunications equipment        . computers and office equipment


    . medical devices and instrumentation . industrial equipment and controls


    . military/aerospace systems          . automotive and consumer electronics

   In 1999, approximately 58% of our sales were to original equipment manufacturer (OEM) customers in the telecommunications industry, which is our largest and fastest-growing market. Our products are used in numerous telecommunications systems, including cellular base stations, fiber optic networks and switching equipment, wireless modems and LANs, Internet servers and global positioning systems. Our largest customers are Lucent, Nortel, and Motorola, who respectively accounted for 18%, 8% and 6% of our sales in 1999. We expect the markets for our products to continue to expand, driven primarily by continuing growth of the wireless and fiber optic networking segments of the telecommunications industry and the increasing electronic content and complexity of many end-products.

   We believe we are well positioned to capitalize on our market opportunities because we offer:

   . a broad range of signal and power products;

   . integrated design, development and testing services;

   . flexible, low-cost production capabilities; and

   . high quality, high performance products.

   Key elements of our strategy include:

   . leveraging our status as a strategic supplier to our OEM customers;

   . introducing new signal and power product lines;

   . expanding in markets for higher margin advanced systems;

   . pursuing acquisitions that enhance our product offerings; and

   . remaining a low-cost, efficient producer.

   We maintain our principal executive offices at 8031 Avonia Road, Fairview, Pennsylvania 16415 and our telephone number is (814) 835-1650.

                                  THE OFFERING

Common stock offered by Spectrum............ 2,500,000 shares

Common stock offered by selling
 shareholders............................... 60,584 shares

Common stock outstanding after the
 offering................................... 13,573,052 shares(/1/)

Nasdaq National Market symbol............... SPEC

Use of Proceeds............................. We will use the net proceeds of this offering to repay outstanding indebtedness.
                                             Any net proceeds available after repayment
                                             of outstanding indebtedness will be used for
                                             general corporate purposes.

Risk Factors................................ See "Risk Factors" for a discussion of factors that you should carefully consider
                                             before deciding to invest in shares of our
                                             common stock.

--------
(1) Based on our shares outstanding as of May 31, 2000 and excluding an aggregate of 600,208 shares issuable upon the exercise of stock options outstanding as of May 31, 2000, at a weighted average exercise price of $6.57 per share, and 39,416 shares issuable upon the exercise of immediately exercisable common stock purchase warrants outstanding as of May 31, 2000 at $6.25 per share. Warrants covering an additional 60,584 shares of common stock were also outstanding as of May 31, 2000, which warrants will be exercised by the selling shareholders in connection with their sale of shares in this offering. Of the shares of common stock issuable upon the exercise of stock options outstanding, 115,029 shares were subject to immediately exercisable stock options at a weighted average exercise price of $4.34 per share.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

   This table includes certain summary financial data about us. You should read this table together with the discussion under the headings "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes that we include in this prospectus and similar sections in the documents that we incorporate by reference into this prospectus.

                                                                    Six Months
                                  Year Ended November 30,          Ended May 31,
                          --------------------------------------- ---------------
                           1995    1996    1997    1998    1999    1999    2000
                          ------- ------- ------- ------- ------- ------- -------
                                   (in thousands, except per share data)

Consolidated Income Statement
 Data:

Net sales...............  $49,297 $57,327 $56,466 $59,868 $97,729 $39,867 $60,611
Gross margin............   16,061  18,076  17,421  18,284  27,912  11,423  15,623
Income from operations..    5,045   5,470   5,786   6,462  10,164   4,177   5,881
Income before provision
 for income taxes.......    4,095   4,737   5,510   6,319   8,840   3,824   5,137
Net income..............    2,984   3,418   3,974   3,934   5,470   2,373   3,185

Earnings per common
 share:
  Basic.................  $  0.28 $  0.32 $  0.37 $  0.36 $  0.50 $  0.22 $  0.29
  Diluted...............  $  0.28 $  0.32 $  0.37 $  0.36 $  0.49 $  0.22 $  0.28

Shares used in per share
 calculations:
  Basic.................   10,585  10,731  10,798  10,907  10,905  10,888  10,992
  Diluted...............   10,655  10,776  10,869  11,016  11,051  10,975  11,268

                                                                May 31, 2000
                                                             -------------------
                                                                         As
                                                             Actual  Adjusted(1)
                                                             ------- -----------

Consolidated Balance Sheet Data:

Cash and cash equivalents................................... $   641   $ 8,350
Working capital.............................................  24,779    42,523
Total assets................................................  87,758    95,213
Total debt, including current portion.......................  28,381     3,799
Total stockholders' equity..................................  42,254    74,388

--------
(1) The consolidated balance sheet data under the "as adjusted" column at May 31, 2000, reflects the sale by us of 2,500,000 shares of our common stock in this offering at an assumed public offering price of $13.75 per share, net proceeds to us of approximately $32.3 million after deducting the underwriting discount and estimated offering expenses payable by us, and our use of the estimated net proceeds to repay debt as described in the "Use of Proceeds" section of this prospectus. In addition, the "as adjusted" column gives effect to the exercise of outstanding common stock purchase warrants held by the selling shareholders for the 60,584 shares of common stock to be sold by them in this offering.

                           FORWARD-LOOKING STATEMENTS

   We discuss in this prospectus and in documents which we incorporate by reference into this prospectus certain matters which are not historical facts, but which are "forward-looking statements." We intend these forward-looking statements to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995.

   These forward-looking statements include, but are not limited to, descriptions of management's expectations regarding the future markets for our products, future operating performance, future plans, objectives, expectations and events concerning various matters such as on-going cash requirements, our capital expenditures, expansion plans, acquisitions, earnings, and growth potential.

   Words such as we "expect," "anticipate," "approximate," "believe," "estimate," "intend," and "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance. Actual results or events may differ materially from historical results or those suggested by these forward-looking statements. Certain factors that may cause actual results to differ from those suggested by these statements include the risks associated with these statements set forth under "RISK FACTORS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

   We are under no duty and are not promising to make any public announcement when we think forward-looking statements in this prospectus are no longer accurate, whether as a result of new information, future events or for any other reason.

   In this prospectus, we rely on and refer to information and statistics regarding the markets in which we compete. We obtained this information and statistics from various third party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them.

                                  RISK FACTORS

   Risks involved in investing in our common stock are described below. These risks are not the only ones we face. Before deciding to invest in our common stock, you should carefully consider these risks and all of the information both in this prospectus and in other documents we refer you to in the sections called "Incorporation of Certain Documents By Reference" and "Where You Can Find More Information."

The current strong demand for our products may not continue.

   Our largest single market is the telecommunications industry. In 1999, 58% of our sales were made to customers in this industry. Demand for our products reflects overall demand for products in the telecommunications industry and the electronics industry in general. The current strong demand for our products may not continue because it would be affected by a downturn or reduction in the growth rate of the telecommunications industry or the electronics industry. An increase in supply due to the expansion of production capacity by our competitors could also cause a significant drop in the demand for our products or in our average sales prices. Any such decrease in current demand or drop in average sales prices could cause a reduction in our gross margins and operating profits.

A loss of a key customer could reduce our sales and profits.

   In 1999, Lucent, Nortel and Motorola accounted for approximately 18%, 8% and 6% of our sales, respectively. We do not have minimum purchase commitments from any of these customers. The loss of these customers or any other large customer would adversely affect our business and operating results.

We may incur unexpected costs and delays in creating needed manufacturing capacity.

   We are in the process of increasing our manufacturing capacity to accommodate increased business activity, the introduction of our Advanced Systems Group products and the integration of operations resulting from recent acquisitions. We are preparing additional manufacturing space in Wesson, Mississippi and Juarez, Mexico to provide us with this needed increased capacity. There may be unexpected costs and delays in starting or increasing capacity at these facilities. Our new facility in Mexico will be vulnerable to local political and economic conditions. Any delay in bringing these facilities on-line will limit our ability to meet increased customer demand and adversely affect our operating results.

Our introduction of products through our newly-formed Advanced Systems Group may be unsuccessful.

   We have recently begun to offer a line of new digital radio-frequency control equipment through our Advanced Systems Group. These new products monitor and manage the functioning of various types of electronic equipment. In addition, these products provide automatic management and remote management through wireless or external communication links. Our efforts to expand into this new market will require capital expenditures and will present new operational issues including our ability to design, manufacture and deliver high quality products. In addition, we used internal estimates to identify the market size and opportunities available for these products. We may have incorrectly identified the opportunity in this market or we may be unsuccessful in managing our additional capital expenditures and operational needs to optimize our expansion into this market. If our efforts are unsuccessful, it may have an adverse impact on our business or operating results.

Our strategy to grow through acquisitions may be unsuccessful.

   We intend to grow through acquisitions of product lines and companies that complement our existing business. We may not be able to identify acquisitions or, once identified, complete them on terms acceptable to us. We will compete for acquisitions with competitors and others who have substantially greater resources.

   Acquisitions present many risks including:

  . difficulties in integrating the operations and products of an acquired business or in realizing projected efficiencies and cost savings;

   . entry into markets in which we may have limited or no experience;

   . diversion of management's attention from our core business;

   . potential loss of key employees or customers of the acquired businesses;

   . inaccurate assessments of undisclosed liabilities; and

  . increases in our indebtedness and a limitation in our ability to access additional capital when needed.

Our labor relations may affect our productivity.

   In 1999, our employee productivity levels declined below historical levels at our Erie and Fairview facilities when labor organizers unsuccessfully attempted to organize our manufacturing employees at these facilities. If union organizers were again to attempt to organize our employees at these facilities our productivity at these facilities may again decline below historical levels. If union organizers were to successfully organize our employees at these facilities, our labor costs may increase. In either case, our profits may be reduced.

We may not be able to satisfy evolving customer requirements.

   Our future success depends in part on continuous, timely development and introduction of new products that address evolving customer requirements and expectations. Many of our customers, particularly our largest customers, rely on us to design and manufacture products that are developed for the particular needs of their end-products. We dedicate significant resources to develop products and technologies for current and potential customers. Our inability, for technological or other reasons, to successfully develop and introduce new and enhanced products or satisfy increased customer demands could adversely affect our business and operating results.

The value of inventories held for customers may not be realized.

   Some of our customers require us to maintain their finished product inventory on a consignment basis. Further, we maintain certain minimum levels of inventory of raw materials and finished products to meet customers' just-in-time requests. If our relationship with one or more of the customers for whom we hold finished goods or raw materials terminates, we may be unable to recognize the value of these finished goods or unused raw materials, which could reduce our profits.

We cannot control changes in availability and cost of our key raw materials.

   We currently use precious metals, including palladium, platinum and silver, and a variety of rare earth elements in the production of our products. Platinum is mined primarily in Russia and South Africa. Historically, the markets for palladium and platinum have experienced a substantial amount of price volatility. The lack of availability of, or significant price increases for, palladium, platinum, silver or other raw materials could adversely affect our operating results.

Our international sales expose us to material risks.

   Sales to our customers for delivery outside of the United States represented 28%, 21% and 18% of net sales for fiscal 1999, 1998 and 1997, respectively. We expect sales from foreign markets to continue to represent a significant portion of total sales. There are risks inherent in doing business internationally that may adversely affect our ability to remain competitive in these markets and may adversely affect our operating results and our profitability. These risks include transportation delays, the need to provide longer payment terms in international markets, difficulties in collecting receivables and enforcing contracts in various countries in which we do business, changes in import/export regulations, tariffs and freight rates and currency exchange rate fluctuations.

Reductions in military spending could reduce demand for our products.

   In 1999, 22% of our sales were made to customers in the military/aerospace industries. A reduction in military spending by the United States federal government could decrease demand for some of our products. A reduction in military spending may occur and is beyond our control. If there is a reduction in military spending, our business and operating results could be adversely affected.

New technology could produce alternative EMI filters or eliminate the need for filters.

   Technology in the electronics industry changes very quickly. New technology may result in a different method of filtering EMI or even create media for power and signal transfer which do not generate EMI. These alternatives may be superior to the technology we currently utilize and could create competition which could adversely affect our business and operating results.

We face significant competition and downward price pressures.

   Our business is highly competitive. Customers in our industry are price-sensitive and there is substantial and continuing pressure from customers to reduce the prices for our products. Some of our competitors are smaller than we are and, while they produce only a limited number of the products that we make, they may have the advantage of lower overhead costs, allowing them to sell their products at lower prices. Other competitors are larger than we are and have greater financial resources, giving them certain advantages including research and development and marketing. Our ability to remain competitive depends on our ability to meet price pressures while maintaining market share and, to the extent possible, protecting our margins from price erosion. To remain competitive, we must achieve continuous cost reductions through improved manufacturing processes and product improvements, including production time, product flow, equipment retooling, employee training and inventory control. We must also meet our customers' demands for assistance in minimizing their shipping and inventory financing costs by producing and shipping on a just-in-time basis. Our sales and profits will suffer if our competitors are more successful than we are in reducing product costs and, to the extent that we are unable to remain competitive, our business and operating results will suffer.

We are dependent upon our key personnel.

   Our future performance depends to a significant degree upon the continued contributions of our senior management and key technical personnel. Our products are technical in nature. Only qualified and trained engineers have the necessary skills to develop our products. The loss of any member of senior management or any key technical employee could significantly harm us. We face intense competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of our senior management and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel. We may not be able to locate and employ other qualified personnel on acceptable terms.

We may not be able to recruit and retain qualified employees to grow our business.

   Our ability to grow internally depends in large part upon our ability to attract, train, retain and motivate skilled employees. Employees who have experience in technology and engineering are in demand in numerous industries. Although we believe we offer competitive salaries and benefits, we may have to increase salaries and benefits in order to attract and retain employees. Any inability to attract, train, retain and motivate employees may cause us to be unable to grow our business at the rate we desire or at all.

We may be unable to protect our intellectual property and proprietary rights.

   Proprietary rights, trade secrets and know-how are important to our business. We rely on trade secrets and know-how, which we protect through confidentiality agreements, internal procedures and, to a lesser extent, patents, to establish and protect our proprietary rights to our technologies and products. We cannot guarantee that the steps we have taken or will take to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. If our trade secrets become known, we may lose some of our competitive advantages.

   In addition, we may not be able to detect the unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe upon or misappropriate our intellectual property, our business could be seriously harmed. Competitors may design around our technology or develop competing technologies that do not infringe on our rights. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States and Europe, and as we expand in world markets, we face increased risks in protecting our intellectual property in certain foreign countries.

The failure to comply with environmental regulations could result in liabilities and fines.

   We are subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemical substances used in our manufacturing processes. Current or future regulations could require us to purchase expensive equipment or to incur other substantial expenses to comply with environmental regulations. Any failure by us to control the use of, or adequately restrict the discharge or disposal of, hazardous chemical substances could subject us to future liabilities or result in fines being imposed on us.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate your ability to sell your shares for a premium in a change of control transaction.

   Various provisions of our articles of incorporation and bylaws and in Pennsylvania corporate law may discourage, delay or prevent a change in control or takeover attempt of our company by a third party which is opposed by our management and board of directors. Public shareholders who might desire to participate in such a transaction may not have the opportunity to do so. These provisions include:

  . our ability to prevent the removal of our entire board of directors at one time because we have a staggered board of directors with three classes where only one class is elected each year at our annual meeting;

  . our ability to issue "blank check" preferred stock to frustrate a takeover attempt by increasing the number of outstanding shares;

  . our ability to determine the individuals who may be able to call special shareholder meetings; and

  . the ability of the board of directors under Pennsylvania corporate law to consider the interests of groups other than our shareholders when evaluating a takeover proposal.

   The anti-takeover provisions listed above could substantially impede the ability of public shareholders to benefit from a change of control or change in our management and board of directors.

                                USE OF PROCEEDS

   We estimate that our proceeds from the sale of 2,500,000 shares of common stock in this offering at an offering price of $13.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $32.3 million, or $37.1 million if the underwriters exercise their over-allotment option in full. We will not receive any proceeds from the sale of 60,584 shares of common stock by the selling shareholders.

   We plan to use the net proceeds of this offering to repay the following indebtedness:

  . all amounts outstanding under our revolving credit facility, approximately $6.4 million at May 31, 2000; and

  . all amounts outstanding under a bank term loan, approximately $18.2 million at May 31, 2000.

   We plan to use any remaining net proceeds for general corporate purposes. Pending their use, we intend to invest the offering's net proceeds in short-term interest-bearing securities.

   Borrowings under the revolving credit agreement bore interest at 8.38% as of May 31, 2000. The revolving credit agreement expires on March 26, 2002. Borrowings under the term loan bore interest at 8.62% as of May 31, 2000. The term loan requires quarterly principal payments of approximately $900,000 from December 26, 1999 through March 26, 2005, at which time all amounts under the term loan are due.

   After application of the proceeds of this offering as described above, we will have approximately $3.8 million of indebtedness outstanding, which indebtedness bore interest at a weighted average rate of 5.5% as of May 31, 2000.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is listed on the Nasdaq National Market and trades under the symbol SPEC. On July 5, 2000, we had 11,012,468 shares of common stock outstanding, which were held by approximately 2,000 holders of record. The following table sets forth, for the fiscal periods indicated, the high and low closing sales prices for the common stock on the Nasdaq National Market:

                                                                    High   Low
                                                                   ------ -----
Year ended November 30, 1998
First Quarter..................................................... $ 5.75 $4.88
Second Quarter....................................................   7.16  5.06
Third Quarter.....................................................   6.38  4.44
Fourth Quarter....................................................   4.63  3.75

Year ended November 30, 1999
First Quarter..................................................... $ 4.94 $3.66
Second Quarter....................................................   6.63  4.00
Third Quarter.....................................................   7.44  5.88
Fourth Quarter....................................................  11.63  6.44

Year ended November 30, 2000
First Quarter..................................................... $15.81 $9.13
Second Quarter....................................................  17.25  8.13
Third Quarter (through July 5)....................................  14.81 10.38

   On July 5, 2000, the closing bid and asked prices of our common stock on the Nasdaq National Market were $13.44 and $13.75, respectively.

                                DIVIDEND POLICY

   We have not paid cash dividends on our common stock since 1987, and we do not intend to pay cash dividends in the foreseeable future. We currently intend to retain any earnings to further develop and grow our business. While this dividend policy is subject to periodic review by our board of directors, there can be no assurance that we will declare and pay dividends in the future.

                                 CAPITALIZATION

   The following table sets forth our capitalization, as of May 31, 2000 and as adjusted to give effect to our sale of 2,500,000 shares of common stock in this offering at an assumed offering price of $13.75 per share (the last reported sale price of our common stock on July 5, 2000), after deducting underwriting discounts and estimated offering expenses, and the application of the net proceeds of this offering to repay debt as described under the heading "Use of Proceeds." In addition, the capitalization as adjusted assumes and gives effect to the exercise of outstanding common stock purchase warrants held by the selling shareholders for the 60,584 shares of common stock to be sold by them in this offering. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

                                                               May 31, 2000
                                                            --------------------
                                                                         As
                                                            Actual   Adjusted(1)
                                                            -------  -----------
                                                              (in thousands)

Total debt, including current portion...................... $28,381    $ 3,799
                                                            =======    =======
Stockholders' equity
  Common stock, no par value; authorized 25,000,000 shares;
   11,081,801 issued, actual; 13,642,385 shares issued, as
   adjusted................................................ $14,810    $47,101
  Retained earnings(2).....................................  28,453     28,296
  Treasury stock, 70,000 shares, at cost...................    (294)      (294)
  Accumulated other comprehensive income
    Foreign currency translation adjustment................    (715)      (715)
                                                            -------    -------
  Total stockholders' equity...............................  42,254     74,388
                                                            -------    -------
Total capitalization....................................... $70,635    $78,187
                                                            =======    =======

--------

(1) The table above excludes 600,208 shares of common stock issuable upon the exercise of stock options outstanding as of May 31, 2000, at a weighted average exercise price of $6.57 per share. Of these, 115,029 shares of common stock were subject to immediately exercisable stock options at a weighted average exercise price of $4.34 per share.

(2) Retained earnings, as adjusted, reflects the after-tax effect of unamortized debt issuance costs to be charged against earnings upon the repayment of our outstanding term loan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the following selected consolidated financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes, each of which is included in this prospectus. We derived the income statement data for each of the three years in the period ended November 30, 1999 and the balance sheet data as of November 30, 1998 and 1999 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included in this prospectus. We derived the income statement data for each of the two years in the period ended November 30, 1996 and the balance sheet data as of November 30, 1995, 1996 and 1997 from our audited consolidated financial statements which are not included in this prospectus. We derived the income statement data for the six months ended May 31, 1999 and 2000 and the balance sheet data as of May 31, 1999 and 2000 from our unaudited consolidated financial statements, which are included in this prospectus. In the opinion of our management, the unaudited consolidated financial data includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of such information. Our results of operations for the six month period ended May 31, 2000 are not necessarily indicative of the results that we may achieve for the full fiscal year.

                                                                         Six Months
                                  Year Ended November 30,               Ended May 31,
                          -------------------------------------------  ----------------
                           1995     1996     1997     1998     1999     1999     2000
                          -------  -------  -------  -------  -------  -------  -------
                                   (in thousands, except per share data)
Consolidated Income
 Statement Data:
Net sales...............  $49,297  $57,327  $56,466  $59,868  $97,729  $39,867  $60,611
Cost of products sold...   33,236   39,251   39,045   41,584   69,817   28,444   44,988
                          -------  -------  -------  -------  -------  -------  -------
Gross margin............   16,061   18,076   17,421   18,284   27,912   11,423   15,623
Selling, general and
 administrative
 expense................   11,016   12,606   11,635   11,822   17,748    7,246    9,742
                          -------  -------  -------  -------  -------  -------  -------
Income from operations..    5,045    5,470    5,786    6,462   10,164    4,177    5,881
Other income (expense)
 Interest expense.......     (908)    (753)    (417)    (228)  (1,420)    (388)  (1,179)
 Other income and
  expense, net..........      (42)      20      141       85       96       35      435
                          -------  -------  -------  -------  -------  -------  -------
Income before provision
 for income taxes.......    4,095    4,737    5,510    6,319    8,840    3,824    5,137
Provision for income
 taxes..................    1,111    1,319    1,536    2,385    3,370    1,451    1,952
                          -------  -------  -------  -------  -------  -------  -------
Net income..............  $ 2,984  $ 3,418  $ 3,974  $ 3,934  $ 5,470  $ 2,373  $ 3,185
                          =======  =======  =======  =======  =======  =======  =======
Earnings per common
 share:
 Basic..................  $  0.28  $  0.32  $  0.37  $  0.36  $  0.50  $  0.22  $  0.29
 Diluted................  $  0.28  $  0.32  $  0.37  $  0.36  $  0.49  $  0.22  $  0.28
Shares used in per share
 calculations:
 Basic..................   10,585   10,731   10,798   10,907   10,905   10,888   10,992
 Diluted................   10,655   10,776   10,869   11,016   11,051   10,975   11,268
                                    As of November 30,                 As of May 31,
                          -------------------------------------------  ----------------
                           1995     1996     1997     1998     1999     1999     2000
                          -------  -------  -------  -------  -------  -------  -------
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............  $   202  $   413  $   196  $   739  $   538  $    73  $   641
Working capital.........    9,967   12,534   16,881   18,619   23,989   22,938   24,779
Total assets............   39,498   40,213   40,056   44,139   82,554   75,316   87,758
Total debt, including
 current portion........   12,666    9,742    4,113    3,666   28,376   25,600   28,381
Total stockholders'
 equity.................   21,781   25,379   29,545   33,774   39,135   36,113   42,254

   We acquired the Signal Conditioning Products Division of AMP Incorporated on March 26, 1999 and Potter Production Corporation on September 21, 1998. Each of the acquisitions was accounted for as a purchase and, accordingly, the results of operations of the acquired businesses are included in the above data since the date of acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We were founded in 1968 as a solutions-oriented company, designing and manufacturing products to suppress or eliminate EMI. In recent years, we broadened our focus and product lines to become a leading designer and manufacturer of control products and systems, providing a wide range of products used to condition, regulate, transmit, receive, and govern electronic performance. Although our components and systems are used in many industries worldwide, our largest market is the telecommunications industry. In 1999, approximately 58% of our sales were to customers in the telecommunications industry. Our products are used in numerous telecommunications systems including cellular base stations, fiber optic networks and switching equipment, wireless modems and LANS, Internet servers, and global positioning systems. Our growth is being driven by the expansion of the wireless and fiber optic networking segments of the telecommunications industry, the increasing electronic content and complexity of many end-products and the positive impact of our strategic acquisitions.

   Our operations are primarily conducted in two business segments: signal products and power products. Our Signal Products Group manufactures a broad line of discrete EMI filters, filtered arrays, filtered connectors, wireless products (coaxial ceramic resonators, bandpass filters, and duplexers), and specialty ceramic capacitors (single layer, temperature compensating, high voltage, and switch mode). Our Power Products Group manufactures various power management and conditioning products including power distribution systems, power line filters, and power entry modules. Recently, we formed our Advanced Systems Group to become a provider of more complex power management systems, and have introduced a line of digital radio-frequency control equipment for remote and automatic electronic systems management.

   We believe demand for our electronic components and systems will continue to increase. As a result, we have significantly increased our production capacity in recent years through continued investment in our plants, including those acquired from SCPD, and in equipment. We believe that, in addition to increased worldwide demand for electronic components and systems, other factors that provide opportunities for continued improvements in profitability include:

  . the growth of our strategic relationships with customers as a growing number of OEMs outsource the development and manufacturing of components and systems;

  . capacity expansion programs in low labor cost areas;

  . continuous improvements in our production processes; and

  . the introduction of higher-margin Advanced Systems Group products.

   On March 26, 1999, we acquired substantially all of the assets of the Signal Conditioning Products Division ("SCPD") of AMP Incorporated. AMP is a world leader in the manufacture of electrical, electronic, fiber optic and wireless interconnection devices and systems. Through SCPD, AMP manufactured and sold a broad line of EMI filter products, with annual sales of approximately $30.0 million. The acquisition was accounted for as a purchase and, accordingly, the results of operations of SCPD have been included in our financial statements since the date of acquisition.

Results of Operations

   The following table sets forth the percentage relationship to net sales of certain income statement items for the periods presented:

                                                                 Six Months
                                              Years Ended           Ended
                                              November 30,         May 31,
                                            -------------------  ------------
                                            1997   1998   1999   1999   2000
                                            -----  -----  -----  -----  -----
Net sales.................................. 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of products sold......................  69.2   69.5   71.4   71.3   74.2
                                            -----  -----  -----  -----  -----
Gross margin...............................  30.8   30.5   28.6   28.7   25.8
Selling, general and administrative
 expense...................................  20.6   19.7   18.2   18.2   16.1
                                            -----  -----  -----  -----  -----
Income from operations.....................  10.2   10.8   10.4   10.5    9.7
Other income (expense)
  Interest expense.........................  (0.7)  (0.4)  (1.5)  (1.0)  (1.9)
  Other income and expense, net............   0.2    0.2    0.1    0.1    0.7
                                            -----  -----  -----  -----  -----
Income before provision for income taxes...   9.7   10.6    9.0    9.6    8.5
Provision for income taxes.................   2.7    4.0    3.4    3.6    3.2
                                            -----  -----  -----  -----  -----
Net income.................................   7.0%   6.6%   5.6%   6.0%   5.3%
                                            =====  =====  =====  =====  =====

Six Months Ended May 31, 2000 Compared to Six Months Ended May 31, 1999

   Net Sales. For the first half of 2000, consolidated net sales increased by $20.7 million, or 52.0%. Sales of signal products amounted to $43.4 million during the first six months of 2000, an increase of $16.4 million compared to the same period of 1999. Of this increase, approximately $9.0 million was generated from the sale of SCPD products. The remaining $7.4 million increase in signal product sales principally reflects higher shipment levels to original equipment manufacturers of telecommunications equipment. Sales of power products increased by $4.3 million during the first half of 2000, primarily reflecting additional shipments of power distribution systems and single line filters. These power products are principally used in telecommunications equipment, including high-end Internet servers and networks. Selling prices declined slightly during the first half of 2000 as a result of competitive pressures. Overall demand for our products was strong throughout the period with total customer orders of $76.1 million received in the first six months of 2000, an increase of $22.3 million, or 41.3%, from the same period last year.

   Gross Margin. For the first six months of 2000, gross margin was $15.6 million, or 25.8% of sales, compared to $11.4 million, or 28.7% of sales for the first half of 1999. The decrease in gross margin percentage primarily reflects manufacturing yield losses and higher labor costs incurred during the first three months of 2000 related to the integration of SCPD into our Signal Products Group. This integration, which included the redesign of certain SCPD products and production processes, was completed during the second quarter of 2000. To increase manufacturing capacity we are expanding our production and assembly operations. In June 2000, we established manufacturing operations in a new 46,000 square foot facility in Juarez, Mexico. Production in this leased facility is expected to be phased in throughout 2000. We also anticipate constructing a 26,000 square foot addition to our Wesson, Mississippi facility later this year. We believe that these capacity expansions will improve operating efficiencies and lower production costs. Accordingly, gross margin percentages are expected to improve during the second half of 2000 and approximate 29.0% to 30.0% of sales.

   Selling, General and Administrative Expense. With additional sales volume, selling expense increased during the first half of 2000 to $5.8 million, or 9.6% of sales, compared to $4.1 million, or 10.4% of sales for the same period in 1999. The decrease in selling expense as a percentage of sales principally reflects economies of scale realized with additional sales volume. General and administrative expense was $3.9 million in the first six months of 2000, compared to $3.1 million in the comparable period of 1999. Of this $800,000 increase, approximately $200,000 consisted of the amortization of goodwill recognized in connection with our acquisition of SCPD in March 1999. The remaining increase in general and administrative expense reflects additional personnel costs, professional fees and other operating expenses associated with our increased business activity.

   Other Income and Expense. In March 1999 we secured a $20.0 million term loan to substantially finance the acquisition of SCPD. Principally as a result of incurring this debt, interest expense increased by $791,000 during the period, from $388,000 in 1999 to $1.2 million in 2000. In addition, weighted average short-term bank borrowings and interest rates increased during 2000.

   We hold numerous United States and foreign patents relating to polymer multilayer ("PML") technology. During the first half of 2000 we realized $375,000 of license fee income upon the granting of a PML capacitor license. Although the license, as well as other PML technology licenses that we have previously granted, requires certain royalties to be paid to us upon the sale of products utilizing PML technology, it is not known what future commercial value, if any, these patents and related licenses may have.

   Income Taxes. Our effective income tax rate was 38.0% in the first six months of 2000 and 1999, compared to an applicable statutory income tax rate of approximately 40.0%. Differences in the effective tax rate and statutory income tax rate principally arise from state tax provisions and foreign income tax rates.

Year Ended November 30, 1999 Compared to Year Ended November 30, 1998

   Net Sales. Consolidated 1999 net sales increased by $37.9 million, or 63.2%, from 1998. Of this increase, $21.3 million was generated from the sale of SCPD and other signal products, with the remaining $16.6 million primarily generated from the sale of power products. These power products are principally used in telecommunications equipment, including cellular base stations, telephone switching networks, and Internet servers. Overall market demand in the telecommunications industry was strong throughout the year. In 1999, we received total customer orders of $119.8 million, an increase of 93.5% from 1998. In addition to these customer orders, we assumed approximately $5.1 million of customer order backlog in connection with the acquisition of SCPD. Average selling prices declined slightly during the year as a result of market pressures.

   Gross Margin. Gross margin was $27.9 million, or 28.6% of sales in 1999, compared to $18.3 million or 30.5% of sales in 1998. The decrease in gross margin percentage reflects several factors of relative equal significance, including: additional production costs and inefficiencies incurred during the integration of SCPD into our Signal Products Group; changes in sales mix from our signal products to our power product offerings; yield losses and resultant higher labor costs incurred at our ceramic components division in New Orleans, Louisiana; and lower average selling prices as indicated above.

   Selling, General and Administrative Expense. As a result of greater sales volume, selling expense increased during the period. Selling expense amounted to $9.7 million, or 10.0% of sales in 1999, compared to $6.8 million, or 11.4% in 1998. The decrease in selling expense as a percentage of sales principally reflects economies of scale realized with the additional sales volume. General and administrative expense was approximately $8.0 million in 1999, compared to $5.0 million in 1998. Of this increase, approximately $400,000 consisted of the amortization of goodwill recognized in connection with our acquisition of SCPD in March 1999. The remaining increase in general and administrative expense primarily reflects additional personnel costs, professional fees and other operating expenses associated with our increased business activity.

   Other Income and Expense. As a result of additional bank indebtedness, interest expense increased by $1.2 million in 1999, from $228,000 to $1.4 million. To finance the acquisition of SCPD, we secured a $20.0 million variable rate term loan from our principal lending institutions. Interest on the term loan was

$990,000 in 1999, with an average interest rate of 7.25%. In addition, weighted average short-term bank borrowings were $1.6 million in 1999, compared to $28,000 in 1998.

   Our wholly-owned German subsidiary transacts business with certain customers and vendors in currencies other than the Deutsche Mark. As a result, we recognize gains and losses on foreign currency transactions. We incurred net gains of $4,000 in 1999 and net losses of $40,000 in 1998 on these foreign currency transactions. We recognized other income of $79,000 in 1999 and $125,000 in 1998 from certain short-term investments and patent licensing fees.

   Income Taxes. Our effective income tax rate was 38.1% in 1999 and 37.7% in 1998, compared to an applicable federal and state statutory income tax rate of approximately 40.0%. Differences between the effective tax rate and statutory tax rate primarily arise from state tax provisions and foreign income tax rates.

   At November 30, 1999, we had recorded certain deferred tax assets. We have assessed our past earnings history and trends, and expiration dates of tax attribute carryforwards, and have determined that it is more likely than not that these deferred tax assets will be realized to offset future taxable income from ordinary and recurring operations.

Year Ended November 30, 1998 Compared to Year Ended November 30, 1997

   Net Sales. Consolidated 1998 net sales increased by $3.4 million, or 6.0%, from 1997. The increase in sales primarily reflects additional shipment volume of our commercial custom assemblies which are used in various telecommunications systems. Sales of these power products increased by $4.7 million in 1998. In addition, sales of ceramic capacitors increased $1.0 million in 1998. Shipments of our other signal products decreased by $2.7 million during the year, primarily reflecting weak overall market demand in the passive electronic components industry and sharp inventory reductions by original equipment manufacturers and distributors. Average selling prices declined slightly during the year as a result of competitive pressures. Overall demand for our products increased during the year with total customer orders of $61.9 million received in 1998, an increase of 1.6% from 1997.

   Gross Margin. As a percentage of sales, gross margin declined slightly during the period to 30.5% in 1998 from 30.8% in 1997. The decrease in gross margin percentage principally reflects changes in sales mix. As a result of additional sales volume, gross margin increased to $18.3 million in 1998, compared to $17.4 million in 1997.

   Selling, General and Administrative Expense. Because of the greater sales volume, selling expense increased during the period to $6.8 million in 1998 from $6.5 million in 1997. General and administrative expense was approximately $5.0 million or 8.4% of sales in 1998, compared to $5.1 million or 9.2% of sales in 1997. The decrease in general and administrative expense primarily reflects lower personnel costs and reduced discretionary spending.

   Other Income and Expense. Interest expense decreased by $189,000 from $417,000 in 1997 to $228,000 in 1998. The decrease in interest expense primarily reflects the repayment in 1998 of $743,000 of long-term debt. In addition, weighted average short-term bank borrowings were only $28,000 in 1998, compared to $982,000 in 1997. Average interest rates also declined slightly during 1998.

   As previously indicated, our wholly-owned German subsidiary transacts business with certain customers and vendors in currencies other than the Deutsche Mark. As a result, we incurred net losses of $40,000 in 1998 and net gains of $12,000 in 1997 on these foreign currency transactions.

   We recognized other income of $125,000 in 1998 and $137,000 in 1997 from certain short-term investments and patent licensing fees.

   Income Taxes. Our effective income tax rate was 37.7% in 1998 and 27.9% in 1997, compared to an applicable statutory income tax rate of approximately 40.0%. In 1998, the difference between the effective tax rate and statutory tax rate primarily arises from state tax provisions and foreign income tax rates. In 1997, the difference in the effective tax rate and statutory tax rate reflects a $1.2 million decrease in the deferred tax asset valuation allowance, principally related to certain German net operating loss carryforwards.

Liquidity, Capital Resources and Financial Condition

   We maintain a revolving line of credit with our principal lending institutions, PNC Bank, N.A. of Erie, Pennsylvania and M&T Bank of Buffalo, New York. Effective March 21, 2000, the line of credit was increased from $6.0 million to $10.0 million. This revolving credit line is collateralized by substantially all of our tangible and intangible property, with interest rates on borrowings at or below the prevailing prime rate. At May 31, 2000, we had borrowed $6.4 million under this financing arrangement. The line of credit agreement expires March 26, 2002.

   Our wholly-owned German subsidiary maintains unsecured Deutsche Mark lines of credit with several German financial institutions aggregating $1.6 million (DM 3.5 million). At May 31, 2000, outstanding borrowings under these lines of credit amounted to $732,000 (DM 1.6 million). Borrowings under the lines of credit bear interest at rates below the prevailing prime rate and are payable upon demand.

   We acquired substantially all of the assets of SCPD on March 26, 1999. The aggregate cash purchase price of the acquired assets was approximately $20.7 million. To finance the acquisition we secured an aggregate $20.0 million term loan from PNC Bank, N.A. and M&T Bank. The term loan bears interest at variable rates at or below the prevailing prime rate and requires quarterly principal payments of $909,000 from December 26, 1999 through March 26, 2005.

   The credit agreement covering the $20.0 million term loan and our revolving credit facility requires us to comply with certain covenants. These covenants generally restrict us from granting additional liens on our assets, disposing of assets other than in the ordinary course of business, and incurring additional indebtedness other than purchase money indebtedness and debt not exceeding $5.0 million in the aggregate. The credit agreement also imposes certain restrictions on our future acquisitions. In addition, the credit agreement requires that we meet the following quarterly financial covenants: maintain a minimum net worth of $28.0 million plus 50% of our net income for each year ending after November 30, 1998; maintain a minimum ratio of EBITDA (earnings before interest, taxes, depreciation, and amortization) to fixed charges of 1.2 to 1.0; and maintain a maximum ratio of total indebtedness to EBITDA of 3.5 to 1.0. As of May 31, 2000, we were in compliance with all covenants contained in the credit agreement.

   Our working capital has increased since November 30, 1997, reflecting higher inventory and receivables in connection with the growth of the business. At May 31, 2000, we had net working capital of $24.8 million, compared to $24.0 million at November 30, 1999, $18.6 million at November 30, 1998 and $16.9 million at November 30, 1997. At May 31, 2000, current assets were 1.97 times current liabilities, compared to 2.10 at November 30, 1999, 4.23 at November 30, 1998 and 3.83 at November 30, 1997.

   During the first six months of 2000 our cash expenditures for property, plant and equipment amounted to $2.5 million. These capital expenditures primarily related to manufacturing equipment for capacity expansion within our Signal Products Group. At May 31, 2000 we had not entered into any material commitments for capital expenditures. However, in order to meet growing customer demand and production requirements for our power product offerings, we expect to construct a 26,000 square foot addition to our Wesson, Mississippi facility later this year. We are currently evaluating financing alternatives for this $1.0 million project. Our cash expenditures for property, plant and equipment amounted to $5.0 million in 1999, compared to $3.3 million in each of the years 1998 and 1997. The 1999 capital expenditures primarily related to manufacturing equipment for our Power Products Group capacity expansion, facility expansion for our Signal Products Group, and construction of our corporate administrative office facility.

   Current financial resources, including proceeds of the offering, working capital and existing lines of credit, and anticipated funds from operations are expected to be sufficient to meet operating cash requirements throughout year 2000, including scheduled long-term debt repayment and planned capital equipment expenditures. There can be no assurance, however, that unplanned capital replacement or other future events will not require us to seek additional debt or equity financing and, if so required, that it will be available on terms acceptable to us.

   Despite additional inventory requirements, our operating cash flow increased during the first half of 2000. For the first six months of 2000, net cash generated from operations amounted to $3.3 million, an increase of $2.4 million from the comparable period of 1999. During the first half of 2000, inventories grew by $2.7 million. The increase in inventories primarily reflects additional customer consigned inventory requirements, as well as additional raw materials and work-in-process to support future shipment requirements.

   As a result of increased working capital requirements, net cash generated from operations amounted to $2.0 million in 1999, a decrease of $6.3 million from 1998. In 1998, $8.3 million of net cash generated from operations was used to fund capital additions of $3.3 million, debt repayment of $743,000, and the aggregate purchase price of two acquired businesses. In 1998, we acquired substantially all of the assets of Republic Electronics Corporation, a manufacturer of subminiature ceramic capacitors, and Potter Production Corporation, a manufacturer of electronic filters and power products. The total cash purchase price of the acquired assets amounted to $4.1 million. In 1997, net cash generated from operations amounted to $8.5 million, with which we repaid bank indebtedness and invested $3.3 million in capital equipment and improvements.

   At May 31, 2000, goodwill represented 16.8% of total assets and 35.0% of shareholders' equity. A majority of this goodwill was recognized in 1999 in connection with our acquisition of SCPD. We amortize goodwill on a straight-line basis over a period of 20 years and periodically review its carrying value for possible impairment. Based upon a review of expected future operating cash flows derived from the acquisition of SCPD, our management has determined that no impairment losses need be recognized in the current period.

Quantitative and Qualitative Disclosures About Market Risk

 Foreign Currency

   Certain of our European sales and related selling expenses are denominated in German Deutsche Marks, British Pounds, and other local currencies. As a result, fluctuations in currency exchange rates may affect our operating results and cash flow. Currency exchange rate gains and losses, however, were not material during the three years ended November 30, 1999 and for each of the six months ended May 31, 1999 and May 31, 2000. In addition, an assumed 10.0% adverse change in all foreign currencies in which we currently transact business would not have a material impact on our operating results, financial position, or cash flows.

 Euro

   Certain member countries of the European Union have established fixed conversion rates between their existing currencies and the European Union's common currency, the Euro. We have implemented all the necessary enhancements to our sales order, banking arrangements and operational procedures to ensure Euro compliance. We are able to process orders, invoice customers and accept payment in Euros throughout Europe. The introduction of the Euro has not had any material adverse impact upon us. We continue to monitor the risk of price erosion which could result from increased price transparency among countries using the Euro.

 Interest Rate Exposure

   We have market risk exposure relating to possible fluctuations in interest rates. Our policy is to manage interest rate risk by utilizing interest rate swap agreements to convert a portion of the floating interest rate debt to fixed interest rates. We do not enter into derivative financial instruments for trading or speculative purposes. The interest rate swap agreements are entered into with major financial institutions thereby minimizing the risk of credit loss.

   The following table presents information about our market sensitive financial instruments as of May 31, 2000. The table sets forth the principal and notional amounts, as well as the year of maturity and applicable interest rates for all significant financial and derivative financial instruments in effect as of May 31, 2000:

                                            Year of Maturity
                         ----------------------------------------------------------
Description                 2000        2001        2002        2003     Thereafter
-----------              ----------  ----------  ----------  ----------  ----------
Revolving credit
 facility:
  Principal amount...... $6,400,000
  Actual floating
   Euro-rate portion....       6.38%
Term loan:
  Principal amount...... $1,818,000  $3,636,000  $3,636,000  $3,636,000  $5,456,000
  Actual floating
   Euro-rate portion....       6.62%       6.62%       6.62%       6.62%       6.62%
Interest rate swap
 agreement:
 PNC Bank, N.A.
  Notional amount....... $1,818,000  $3,636,000  $2,728,000
  Actual fixed interest
   pay rate.............       5.89%       5.89%       5.89%

   We expect to repay the indebtedness described above upon completion of this offering and to settle our outstanding swap agreement with PNC Bank, N.A. See "Use of Proceeds". Settlement of the outstanding swap agreement is not expected to be material to our financial position or results of operations.

New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities" ("SFAS No. 133"). SFAS No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 is effective for years beginning after June 15, 2000. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), which clarifies the accounting rules for revenue recognition in financial statements. We expect to adopt SAB No. 101 in our third quarter of year 2000. In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation ("Interpretation No. 44"), which provides guidance on several implementation issues related to the accounting for employee stock options. Interpretation No. 44 clarifies the definition of employee and the accounting for stock options that have been repriced.

   We do not expect the adoption of SFAS No. 133, SAB No. 101, or Interpretation No. 44 to have a material impact on our financial position or results of operations.

                                  OUR COMPANY

Introduction

   We are a leader in the design and manufacture of control products and systems used to condition, regulate and govern electronic performance, including filter products used to protect electronic equipment against electromagnetic interference, or EMI. Over the past several years, we have leveraged our core EMI filtering expertise to offer our customers a broad line of signal products (including microwave/wireless products) and power products. In addition, we recently formed our Advanced Systems Group, to become a provider of more complex power management systems, and we have introduced a line of digital radio-frequency control equipment for remote and automatic electronic systems management.

Our Markets

   The telecommunications industry is our largest and fastest growing market, having experienced significant worldwide growth over the past several years. This growth has primarily resulted from increased business and consumer demand for wireless communication services and Internet access. Cost reductions and performance improvements in such wireless communication products as cellular, personal communication services (PCS), and satellite-based voice and data systems have also contributed to this growth. As demand for wireless communication services grows, service providers are expanding associated infrastructure. Our products are used in numerous applications within this telecommunications infrastructure, such as cellular and personal communication system base stations, broadband switching equipment, power amplifiers and Internet servers. Our key telecommunications customers include Lucent, Nortel, Motorola, Nokia and Ericsson.

   Our other principal markets and customers include:

  . Military/Aerospace--We are a market leader in the design and manufacture of EMI products used in navigation, communication and weapons systems. Key customers include Raytheon Company, Lockheed Martin Corporation, General Dynamics Corporation and Smiths Industries Aerospace & Defense Systems, Inc.

  . Industrial Equipment Instrumentation--We design sophisticated products and power systems for use in equipment testing, process control and measurement instruments. Key customers include Honeywell, Inc., Fischer-Rosemount, a division of Emerson Co., Allen-Bradley Company, Inc. and Siemens AG.

  . Medical Devices and Instruments--We manufacture components for implantables and electronic testing and monitoring equipment. Key customers include Medrad, Inc., GE Medical Systems, a division of General Electric Company, and GSI Lumonics Corporation.

  . Computer and Office Equipment--We design and manufacture products used in specialty laptop and notebook computers, computer printers and storage devices. Key customers include Hewlett Packard Company, Sun Microsystems, Inc. and Xerox Corporation.

  . Automotive Electronics--We design and manufacture products for automobile electronics systems. Key customers include M/A-COM Inc., Robert Bosch GmbH and DaimlerChrysler Corporation.

  . Consumer Electronics--We manufacture components used in household electronic equipment. Key customers include Black & Decker (U.S.) Inc. and Royal Vendors, Inc.

Market Opportunities

   We expect our future opportunities will be primarily driven by continuing growth of the wireless and fiber optic networking segments of the telecommunications industry, increasing electronic content and complexity of many end-products and increased outsourcing by OEMs.

   Continuing Growth of the Telecommunications Industry. We believe the telecommunications industry will continue to grow significantly as a result of many factors, including increased business and consumer demand for connectivity and functionality from wireless and Internet service providers and devices, the conversion to high speed fiber optic transmission and a favorable regulatory climate in the United States and worldwide.

According to estimates by International Data Corporation ("IDC"), an independent market research firm, the number of worldwide Internet users will increase from 196 million in 1999 to 399 million by 2002, and the number of worldwide subscribers for wireless phone service will grow from 303 million in 1998 to 1.1 billion in 2003. As a result, telecommunications service providers are making substantial investments in the equipment and infrastructure required to support anticipated growth. According to the MultiMedia Telecommunications Association, total U.S. spending for telecommunications equipment and services will grow from $517.6 billion in 1999 to $794 billion in 2003.

   Increasing Electronic Content and Complexity of Many Products. The need for our products results from society's increasing dependence on electronic equipment of many kinds. At the same time, the electronic content of products such as home appliances, automobiles, medical equipment and wireless phones is increasing. This equipment both emits, and is sensitive to, random electromagnetic waves over a broad spectrum of wave lengths, which can interfere with and degrade the performance of other electronic equipment. The Company's products are designed to suppress the emission of unwanted waves or to reduce their strength to an innocuous level, by reflecting them from one component to another in series or by converting their energy into heat which is then dissipated. In addition, many products, such as personal computers, computer networks and Internet servers, use state-of-the-art microprocessors that are more susceptible to interference and require additional control products to regulate and govern their performance.

   Increased Outsourcing by OEMs. Rapid technological advances have significantly shortened the life cycle of electronic control products and systems and increased the pressure on manufacturers of telecommunications and other equipment to develop and introduce new products quickly. These manufacturers are also seeking to minimize their investment in equipment, research and development and ongoing operating costs to respond to worldwide competition. To avoid delays in new product introductions and reduce manufacturing costs, OEMs are increasingly turning to suppliers capable of producing electronic products from development, design and quick-turn prototyping through volume production and assembly. The accelerated time-to-market requirements of manufacturers have resulted in increased collaboration with qualified suppliers capable of providing product design support, just-in-time product deliveries, flexible production schedules, and a broad and integrated product offering. Many OEMs now seek to use a small number of technically qualified, strategic suppliers with these broad capabilities.

Our Solution

   We believe we are well positioned to capitalize on our market opportunities. We combine engineering expertise, design and testing capabilities and vertically integrated and flexible manufacturing processes to provide custom solutions to our customers' control products and systems needs.

   We Offer a Broad Range of Signal and Power Products. Our products are used in a wide variety of electronics applications, including telecommunications equipment, military/aerospace systems, medical devices and instrumentation, computers and office equipment, industrial equipment and controls, as well as automotive and consumer electronics. Our broad range of signal and power product offerings enable us to provide customers with a custom-designed product that most efficiently meets their functionality, cost and performance needs. During 1999, our Signal Products Group manufactured approximately 5,400 different types of products, of which 900 were new designs, and our Power Products Group manufactured approximately 240 different types of products, of which 150 were new designs. We believe that no competitor is capable of offering a comparable range of products.

   We Offer Integrated Design, Development and Testing Services. We provide an integrated approach to problem solving by offering our customers consulting, diagnostic testing and design services. We believe that our testing facilities and capabilities exceed those of our major competitors and, accordingly, may give us a competitive advantage. Our engineers typically work closely with customers to develop a product or system design. Although our customers generally provide the initial engineering guidelines for a particular product, our design engineers are often called upon to work together with a customer's design team to develop a solution.

An important part of our solution is ensuring at an early stage, before time and money are spent on manufacturing, that the product design will meet all performance specifications and can be produced efficiently and cost-effectively. Our design engineers include EMI, power and wireless specialists. We believe that by integrating our product design and development efforts with those of our customers, we create increased reliance on us and increased incentives to utilize us as a single source strategic supplier.

   We Offer Flexible, Low-Cost Production Capabilities. Once a design is completed, we apply our vertically integrated manufacturing processes to produce a solution that meets our customer's functionality and cost objectives. We maintain two state-of-the-art ceramic production facilities with advanced manufacturing equipment designed for the production of ceramic capacitors and resonators. These ceramic products are critical components of our signal and wireless products. Our extensive ceramic capability and expertise enables us to maintain short lead times for our signal product prototyping and production orders. We also maintain a metal fabrication facility with computer numerically controlled (CNC) equipment to manufacture the metal utilized in many of our power product offerings. By performing the metal fabrication in-house, we are able to shorten the lead time for our power product offerings and reduce our overall material costs. Our philosophy of vertical integration, along with utilizing demand flow manufacturing processes, enables us to meet the growing OEM customer demands for flexible production schedules and just-in-time inventories.

   We Offer High Quality, High Performance Products. Our customers demand a high level of quality and performance. We believe we meet our customers' requirements for high quality products manufactured to increasingly exacting specifications, including performance and quality standards that are set by agencies and other governmental bodies whose regulations may apply to specific telecommunications or other equipment. We emphasize a quality culture, driving continuous product improvement and a company-wide commitment to quality. As part of our commitment to high quality manufacturing, all of our U.S. facilities have achieved and maintain ISO 9001 certification, and we have been approved by defense customers under the requirements of the U.S. military quality system. We have received numerous quality awards from customers such as Nortel, Ericsson, Powerwave Technologies, Honeywell, Hughes and Lockheed Martin.

Our Strategy

   Our goal is to increase sales and profits by expanding in our existing markets and by entering new markets where we can apply our design and manufacturing capabilities. Key elements of our strategy for achieving this goal include:

   Leveraging Our Status as a Strategic Supplier to our OEM Customers. Our status as a strategic supplier to our OEM customers presents us with opportunities to develop and design new products for these customers on a collaborative, solutions-oriented basis giving us an advantage over our competitors. We use our position as a strategic supplier to these OEM customers to accelerate the introduction of new, more complex electronic control products and systems at higher profit margins. We seek to solidify our status as a strategic supplier to our OEM customers by continuing to provide:

  . High levels of service;

  . Custom and collaborative product design and manufacturing capabilities;

  . Product delivery flexibility and reliability; and

  . High quality products.

   Strategic supplier or other similar long-term relationships with OEMs accounted for approximately 60% of our sales for 1999.

   Introducing New Signal and Power Product Lines. We are broadening our product lines to include a more comprehensive range of signal and power products focusing primarily on new higher-margin products to exploit the growing market for wireless, fiber optic networking as well as other telecommunications applications. Our customers increasingly look for greater capability to produce value-added systems integrating our existing signal and power products. To respond to our customers' needs, we intend to increasingly design and manufacture more sophisticated electronic control systems and assemblies. In our Signal Products Group, new products will also include solderless installations and assemblies which incorporate both existing and newly developed products. In our Power Products Group, new products will expand our family of complex power modules to incorporate more sophisticated capabilities such as surge protection and multilayered bus bars for power distribution.

   Expanding in Markets for Higher Margin Advanced Systems. We formed the Advanced Systems Group to leverage our core competencies in design, manufacturing and assembly to become a provider of more complex, higher margin power management systems. We have recently introduced a new product line of digital radio-frequency control equipment, which can monitor various equipment and provide automatic management, as well as remote management, through wireless or external communication links. We intend to introduce additional higher-margin product offerings in the future through the Advanced Systems Group.

   Pursuing Acquisitions that Enhance Our Product Offerings. We continue to pursue acquisitions complementary to our core business. With OEMs increasingly demanding higher levels of service and lower overall product costs from their electronic component and systems suppliers, we believe that acquisition opportunities will increase as smaller suppliers with insufficient technical and design expertise and limited access to capital choose to sell to larger organizations with greater technical and financial resources. We also expect to continue to see acquisition opportunities, such as our acquisition of the Signal Conditioning Products Division of AMP Incorporated, as larger manufacturers seek to focus product offerings on their core competencies.

   Remaining a Low-Cost, Efficient Producer. Our customers are under worldwide competitive pressure to reduce their product costs and these pressures are passed along to component and systems manufacturers. We are constantly seeking to reduce our material and labor costs, develop cost-efficient manufacturing equipment and processes and design our manufacturing plants for efficient production. We have been able to reduce the manufacturing cost of our products by increasing materials utilization efficiency and production yields. In addition, we have taken steps to reduce assembly direct labor costs by locating plants in areas with relatively low-cost labor. We opened an assembly plant in Juarez, Mexico in June 2000. We also are expanding our facilities in Wesson, Mississippi and doubling the capacity of our state-of-the-art ceramics operation in New Orleans, Louisiana.

Products

   Our products are organized into three groups: the Signal Products Group, the Power Products Group and the newly established Advanced Systems Group. We work in concert with our customers to design custom products to control interference, manage a power source or to achieve a combination of each as they develop new technology for use in the rapidly evolving electronics industry. We believe that our customers place significant value on the benefits of having a stable, reliable, quality-driven supplier who is able to design, manufacture and supply a broad range of products and systems to meet their end-use requirements. To meet our customer's needs, we offer an extensive array of signal and power products. We believe that no competitor is capable of offering a comparable range of products.

 Signal Products Group

   We manufacture a full line of signal products and consider this group to be our core technology and the foundation of our business. Our Signal Products Group includes Electromagnetic Interference Components and Wireless Components. Through our acquisitions and continued commitment to research and development, we have significantly expanded our signal product offerings as well as our custom capabilities. During 1999, our Signal Products Group manufactured approximately 5,400 different types of products, of which 900 were different designs.

   Electromagnetic Interference Components. The need for EMI products results from society's increasing dependence on electronic equipment, including wireless telecommunications systems. Because electronic equipment both emits, and is sensitive to, random electromagnetic waves over a broad spectrum of wave lengths, these electronic waves, or EMI, can interfere with and as a result degrade the performance of other electronic equipment. Our EMI filter components are designed to address this need and are used either separately or in unique custom-designed configurations to reduce, eliminate or control EMI in the end-products that our customers manufacture. To achieve the EMI control desired by our customers, our filters permit the desired electronic frequencies to pass through a circuit while reducing or eliminating EMI signals that negatively affect a product's performance. Our EMI filter products include low pass filters, filtered arrays and filtered connectors.

                                Low Pass Filters
        Products           Principal Applications          Key Features
--------------------------------------------------------------------------------

 .  Filter Chips          .  Cellular base           .  High reliability
 .  Microwave Discrete       stations                .  High predictability
    Filters               .  Medical equipment       .  Design flexibility
 .  Power Surface         .  Military/secure         .  Small size options
    Mount and Square         communications             with solder-in and
    Surface Mount         .  Computer and               press-in features
    Filters                  peripherals             .  Square mechanical
 .  Capacitors and        .  Home electronics           geometry enhances
    Filters               .  Power amplifiers and       soldering to a PCB
                             supplies

                          .  Temperature and
                             motor controls
                          .  Industrial control
                             systems

                                Filtered Arrays
        Products           Principal Applications          Key Features
--------------------------------------------------------------------------------

 .  Filter Plate          .  Cellular base           .  Outperforms surface
    Assemblies               stations                   mount filters at
 .  Shrouded Latch        .  Linear power               most frequencies
    Plates                   amplifiers              .  Reduced installation
 .  Microcircuit          .  Medical equipment          time and lower
    Packages              .  Scientific equipment       overall cost
 .  Filtered Terminal     .  Industrial controls     .  Protects filter
    Blocks                .  Uninterruptible            element from
                             power supplies             potential damage

                              Filtered Connectors
        Products           Principal Applications          Key Features
--------------------------------------------------------------------------------

 .  Custom Filtered       .  Cellular base           .  High performance
    Connectors               stations                .  Superior high
 .  Filtered              .  PBX equipment              frequency filtering
    Subminiature          .  Medical electronics     .  High level of EMI
    Connectors and        .  Secure                     shielding
    Adapters                 communications          .  Power surge protection
 .  Dataline Surge        .  Satellites              .  Maintains shielding
    Suppressors           .  Personal computers         across seams or gaps
 .  Filtered Miniature    .  Networking equipment
    Datacomm              .  Power supplies
    Connectors
 .  Gasketing &
    Shielding

   Wireless Components. For wireless applications, we design and manufacture a broad family of products including ferrite beads, ceramic chip inductors, single layer capacitors, high Q capacitors, ceramic resonators, bandpass filters, duplexers, and patch antennas. Our wireless product offerings are available with a wide range of performance characteristics and sizes to provide system designers the flexibility to satisfy varied filtering and performance concerns.

                              Wireless Components

    Product Examples       Principal Applications          Key Features
--------------------------------------------------------------------------------

 .  Ferrite Beads         .  Networking equipment    .  High reliability
 .  Ceramic Chip          .  Cellular telephones     .  High predictability
    Inductors                and base stations       .  Easy installation
 .  Coaxial Ceramic       .  Medical devices         .  Precise frequency
    Inductors             .  Global positioning         performance
 .  Single Layer Chip        systems                 .  Design flexibility
    Capacitors            .  Surveying equipment     .  Small size
 .  High Q Chip           .  Voltage oscillators     .  Low cost
    Capacitors

 .  Ceramic Resonators

 .  Bandpass Filters
 Power Products Group

 .  Duplexers
   Our power products incorporate our core EMI filtering technologies and consist of power distribution systems with multi-power conditioning functions in single enclosed units of varying sizes and configurations as required for specific uses in our customers' products. Our power products currently include commercial custom assemblies, multisection filters, power entry devices, power distribution units and single line filters. These custom products and systems incorporate power conditioning solutions such as back panels with surge protection, circuit breakers and voltage cut-off for use in a variety of industries. During 1999, our Power Products Group manufactured approximately 240 different types of products of which 150 were new designs.
 .  Patch Antennas

                                 Power Products

    Product Examples       Principal Applications          Key Features
--------------------------------------------------------------------------------

 .  Single Line Power     .  Cellular base           .  Economical solutions
    Filters                  stations                   to meet customers'
 .  Power Line Filters    .  Power supplies             specific requirements
 .  Multi-section         .  Power amplifiers and    .  Protects filtering
    Filters                  servers                    element
 .  Terminal Blocks       .  Networking equipment    .  Low leakage for
 .  Power PCB mounted     .  Industrial controls        medical applications
    Filters               .  Medical equipment       .  Precise frequency
 .  Power Entry Devices   .  Computers and              performance
 .  Power Distribution       peripherals             .  Incorporates multiple
    Systems               .  Secure                     power conditioning
 .  Commercial Custom        communications             functions in a single
    Assemblies            .  Measuring                  enclosed unit
                             instruments

 Advanced Systems Group

   Our Advanced Systems Group is the next step in our evolution from an EMI filter manufacturer to a provider of custom control products and systems. The initial product offering of our Advanced Systems Group is a new line of digital radio-frequency control equipment designed to monitor various functions and equipment and provide automatic management, as well as remote management through wireless or external communication links.

   Our remote management systems incorporate highly flexible software that enables our customers to control and monitor their systems, such as cellular or other isolated telecommunications systems, from remote locations. We have designed these advanced systems to provide unique capabilities not readily available in the markets in which we compete. For example, these systems provide our telecommunications customers with the capability to manage the power and regulate other aspects of a cellular communications system on a tower located on a distant mountain. These systems offer other benefits including remote switch capabilities, AC/DC remote reboot systems and alarm management, among others, to manage remote systems.

   Based on our internal market analysis, we believe that the primary markets for these systems include wireless base station infrastructure systems, fire and "911" security systems, remote battery back-up or UPS server systems, sonet switching systems and LAN/WAN network systems.

Manufacturing and Facilities

   We are headquartered in Fairview, Pennsylvania where our administrative offices are located. We have seven manufacturing facilities located in Erie, Elizabethtown and Fairview, Pennsylvania, Wesson, Mississippi, New Orleans, Louisiana and Juarez, Mexico. We rely on our internal, vertically integrated manufacturing capabilities for design, development, production and testing of our signal products, power products and advanced systems.

   Most orders require relatively short production runs of custom designed products, although we also produce a standardized line of products for sale from inventory or through distributors. Each of our manufacturing and assembly facilities produce a family of closely related products to shorten manufacturing time, optimize product flow, and avoid costly equipment retooling and employee training time.

   We are expanding our operations in Wesson, Mississippi and we recently commenced operations in Juarez, Mexico. Upon the completion of this expansion, we believe we will have sufficient capacity to meet our current and projected manufacturing and distribution needs. We believe that our property and equipment is in good condition.

   Our principal manufacturing and office facilities are as follows:

                                                     Approximate
                                                     SquareFeet
       Location                 Function            of Floor Area       Ownership
       --------             -----------------       -------------       ---------
8061 Avonia Road            Manufacturing,              38,000            Owned
Fairview, PA                EMI Testing

6000 West Ridge Road        Manufacturing               41,000            Owned
Erie, PA

4100 Michoud Blvd.          Manufacturing              100,000            Owned
New Orleans, LA

3053 Hwy. 51N               Manufacturing               25,000           Rented
Wesson, MS

1593 Mount Joy St.          Manufacturing               26,000            Owned
Elizabethtown, PA

1595 Mount Joy St.          Manufacturing               35,000            Owned
Elizabethtown, PA

8031 Avonia Road            Corporate Offices           10,000            Owned
Fairview, PA

Boulevard Zaragoza 2910     Manufacturing               46,000           Rented
Juarez, Mexico

   In addition to the facilities described above, the Company leases certain sales office and warehousing space.

Marketing, Sales and Distribution

   We market and sell our products primarily through manufacturers' representatives and agents, managed by our internal sales force. Our network of sales representative organizations currently includes 19 in North America, nine in Europe and 12 throughout South America, Asia and the Middle East. To enhance our product development and offerings for our largest customers, we maintain two key account managers. These key account managers oversee the marketing and selling of our full range of product offerings and design capabilities to these customers.

   We also maintain within our sales organization employees dedicated to new business development as well as additional employees dedicated to distribution sales management. In 1999, approximately 12% of our sales were through third party distribution, including distribution through 15 national and regional distributors in the United States.

   Financial information relating to our geographic operations is set forth in our consolidated financial statements in this prospectus.

   Shipments are made by common carrier. Most of the our signal products are either small or miniaturized and light weight. Accordingly, shipping charges for these products are not significant. However, transportation costs for our power products and advanced systems may be significant.

   No material portion of our business is subject to renegotiation of profits or termination of contracts or sub-contracts at the election of the U.S. Government.

Inventory and Backlog

   We had a backlog of orders by customers of approximately $62.0 million at May 31, 2000, $50.0 million at November 30, 1999 and $23.0 million at November 30, 1998. We expect to ship approximately 90% of our backlog as of May 31, 2000 within one year. Annual requirement contracts are taken into backlog only to the extent that orders are actually released thereunder. Although the terms and conditions contained in our quotation forms place certain restrictions on a customer's right to cancel, purchase orders generally provide for cancellation. In practice, we negotiate each cancellation and schedule change based on the cost incurred prior to a cancellation or schedule change. We expect to continually reduce our average lead time (the length of time from the receipt of a customer order to shipment of finished product to the customer). As a result, our backlog may decrease in the future due to reduced lead times.

Proprietary Rights

   We rely on trade secrets and know-how, which we protect through confidentiality agreements and internal procedures, and, to a lesser extent, patents, to establish and protect our proprietary rights to our technologies and products. To date we have been granted 34 U.S. patents and 77 foreign patents related to our polymer multilayer technology or our signal products. We also have nine U.S. patents and 47 foreign patents pending in connection with our signal and power products.

   We do not believe that any of these patents and patent applications are critical to us. Our policy is to file patent applications to protect proprietary technology, inventions and improvements to provide broad coverage where we believe it is needed for the technology or concepts employed. We have also entered into several agreements regarding licensing the technology covered by these patents. We do not know what commercial value, if any, these patents and related licenses may have.

Research, Development and Engineering

   Our position as a leading designer, developer and manufacturer of signal and power products is largely the result of our long history of technological innovation. Our research and development efforts are focused on expanding our materials technology, improving existing product offerings, developing new product offerings, and designing specialized production equipment to improve manufacturing efficiencies. We currently have 122 engineers and technicians who are dedicated to our research, engineering and product development. Our engineers and technicians work with our customers to assist in designing and developing new products and enhancing our current product offerings to meet the needs of our customers. In addition to their design and development activities, the engineering staff participates with our marketing department in proposal preparation and applications support for our customers.

Raw Materials

   We purchase bushings, castings, miniature metal stampings, as well as other hardware used in the assembly and production of our products. We believe that we have reliable suppliers for these items and we would be able to replace any of our current suppliers as these items are available from numerous sources. We also use a combination of raw materials to manufacture ceramic components including barium titanate and precious metals such as gold, palladium and platinum. Precious metals are available from multiple sources and we have not experienced any significant interruptions or delays in obtaining raw materials in the past; however, prices for these raw materials are subject to significant fluctuations. While we attempt to minimize inventory levels, we maintain minimum safety stock levels of critical raw materials.

Competition

   We have encountered strong competition in our various product lines from both domestic and foreign manufacturers. Competitive factors in the markets include price, product quality and reliability, breadth of product line, customer service, technological innovation, timely delivery and technological change. We believe that we compete favorably on the basis of each of these factors and we are a market leader in our Signal Products Group. The principal competitors of our Signal Products Group include AVX Corporation, Amphenol Corporation, Conec Corporation, ITT Canon, an ITT Industries company, and Tusonix, Inc. The primary competitors of our Power Products Group include Corcom, a division of CII Technologies, Delta Group Electronics, Inc., Schaffner Holder AG and Captor Technology Company Ltd. We expect the major competitors of our Advanced Systems Group to include Astec America, Inc., Peco II, Inc., Dataprobe Inc., Western Telematic, Inc. and Dantel, Inc.

Government Regulations

   Our products are incorporated into telecommunications systems which are subject to various FCC regulations. Regulatory changes, including changes in the allocation of the available frequency spectrum, could significantly impact our operations by restricting development efforts by our customers, rendering current products obsolete or increasing the opportunity for additional competition. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this government approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers.

   In order to qualify as an approved supplier of EMI products for use in equipment purchased by the military services or aerospace programs, we are required to meet the applicable portions of the quality specifications and performance standards designed by the Air Force, the Army and the Navy. We must also design our products to conform to the specifications of the Defense Electronic Supply Center for replacement parts supplied to the military. To the extent required, we meet or exceed all of these specifications.

Environmental Matters

   We are subject to numerous federal, state and local regulations relating to air and water quality, the disposal of hazardous waste materials, safety, and health in the United States and to the environmental laws and regulations of the other countries in which we have manufacturing facilities. Compliance with applicable environmental regulations has not significantly changed our competitive position, capital spending, or earnings in the past and we do not anticipate that compliance with such regulations will change our competitive position, capital spending, or earnings for the foreseeable future. We continuously monitor regulatory matters and we believe that we are currently in compliance in all material respects with applicable environmental laws and regulations.

Employees

   As of May 31, 2000, we had 1,466 employees, including 47 in sales, marketing and customer support, 122 in engineering and product development, 1,146 in manufacturing, and 151 in finance and administration. Our future success depends in significant part upon the continued service of our key technical and senior management personnel and our continued ability to attract and retain highly qualified technical and managerial personnel. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Legal Proceedings

   From time to time we are involved in various lawsuits and claims incidental to our business. In the opinion of management, the ultimate liabilities, if any, resulting from these lawsuits and claims, will not materially affect our financial position or results of operations.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth certain information regarding our directors, executive officers and key employees:

Name                     Age                       Position
----                     ---                       --------
Richard A. Southworth
 (1)....................  57 President, Chief Executive Officer and Director
John P. Freeman (1).....  45 Vice President, Chief Financial Officer and Director
Robert L. Smith.........  61 Vice President, Quality and Technology
Brian F. Ward...........  40 Vice President, Sales and Marketing
Lawrence G. Howanitz....  47 Vice President, Signal Products Group
James A. Siegel.........  58 Treasurer
Gerald A. Ryan
 (1)(2)(3)..............  64 Chairman of the Board and Director
James F. Toohey (3).....  65 Secretary and Director
Edwin R. Bindseil
 (1)(3).................  69 Director
J. Thomas Gruenwald
 (2)....................  52 Director
Melvin Kutchin (1)......  74 Director
John M. Petersen
 (2)(3).................  71 Director

--------
(1) Member of Acquisition, Divestiture and Major New Business Development Committee of the Board of Directors

(2)  Member of Audit Committee of the Board of Directors

(3)  Member of Compensation Committee of the Board of Directors

   Richard A. Southworth has served as President and Chief Executive Officer of our company since 1997 and has been a Director since 1998. He joined our company in 1991 as Vice President and General Manager. Prior to joining our company, Mr. Southworth held executive positions with National Water Specialities, Philips Components, Murata Electronics North America, and Erie Technological Products. Mr. Southworth is a graduate of Gannon University in Mechanical Engineering and Mathematics.

   John P. Freeman has served as Vice President and Chief Financial Officer of our company since 1990 and has been a Director since 1991. He joined the company in 1988 as Controller. Prior to that time, he was a principal in a public accounting firm. Mr. Freeman is a graduate of Gannon University in Accounting and is a Certified Public Accountant and Certified Management Accountant.

   Robert L. Smith has served as Vice President, Quality and Technology of our company since 1997. Mr. Smith joined us in 1978 as Manager of EMC Testing Services. Prior to joining our company, Mr. Smith was Product Engineering Manager of Erie Technological Products. Mr. Smith is a graduate of Cleveland Institute of Electronics and is a certified National Association of Radio and Telecommunications Engineer.

   Brian F. Ward has served as Vice President, Sales and Marketing of our company since 1997. Mr. Ward joined us in 1994 as Director of Marketing. Prior to joining our company, Mr. Ward held managerial positions in engineering and marketing with Clarostat Manufacturing Co. and Oak Grigsby, Inc. Mr. Ward is a marketing graduate of Franklin Pearce College of Business.

   Lawrence G. Howanitz has served as Vice President, Signal Products Group of our company since 1999. Since joining us in 1984, he has held several management positions. In 1997, he was appointed General Manager of our Interconnect Products Division (the predecessor of the Signal Products Group). Mr. Howanitz is a graduate of Pennsylvania State University with a bachelor's degree in business administration.

   James A. Siegel has served as Treasurer of our company since 1984. Mr. Siegel joined us as Corporate Controller in 1974 and was appointed Assistant Treasurer in 1975. Mr. Siegel obtained his undergraduate degree from Gannon University in accounting.

   Gerald A. Ryan has served as the Chairman of the Board since 1991 and as a Director of our company since its inception. Mr. Ryan is a principal with Erie Business Management Corporation, Pennsylvania, which invests in and manages various businesses. Mr. Ryan serves as Chairman of the Board of Automated Industrial Systems, Inc. and Director/Chairman Emeritus of Rent-Way, Inc. a company listed on the New York Stock Exchange in the rental-purchase business. Mr. Ryan is a graduate of the Massachusetts Institute of Technology.

   James F. Toohey has served as the Secretary of our company and a Director since 1968. Mr. Toohey is a practicing member of the Erie County Bar Association, a member of the law firm of Quinn, Buseck, Leemhuis, Toohey & Kroto, Inc. and general counsel to our company. Mr. Toohey is a graduate of Gannon University and Dickinson School of Law.

   Edwin R. Bindseil has served as a Director of our company since 1991. In 1989, Mr. Bindseil retired from AMSCO after 31 years of service, 22 years of which he served in senior executive management positions, including general management, marketing, operations, research and development, acquisitions and corporate strategic planning. Since 1990, Mr. Bindseil has been an independent businessman, consultant and entrepreneur. He also serves as a Director of a number of privately held companies. Mr. Bindseil obtained his undergraduate degree in Chemical Engineering from the University of Detroit and an MBA from Harvard University.

   J. Thomas Gruenwald has served as a Director of our company since 1999. He has been employed by Tellabs, Inc. since 1991, serving in various executive positions including Vice President of Strategic Resources and Director of Engineering--Network Access Division. Currently, Mr. Gruenwald serves as Vice President and General Manager of the Broadband Media Group and Network Solutions Group. Prior to joining Tellabs, Mr. Gruenwald served as President of UNI Quality, Inc., a professional services firm, and held several executive and technical positions with AT&T. Mr. Gruenwald obtained his undergraduate degree in Physics from the University of Cincinnati, and his Masters degree and Ph.D. in Theoretical Physics from Purdue University.

   Melvin Kutchin has served as a Director of our company since 1994. He served as President of Kitchen and Kutchin, Inc., manufacturer's representative of electronic components, from 1961 through January 1994 when he became Chairman of the Board. From 1980 through 1990, he was President of JBM Electronics, manufacturer of delay lines and other magnetic devices. Mr. Kutchin is a graduate of the University of Pennsylvania.

   John M. Petersen was a founder of our company and has served as a Director since 1970. He is the retired President and Chief Executive Officer of Erie Family Life Insurance Company, Erie Indemnity Company, Erie Insurance Company and Flagship City Insurance Company, comprising the Erie Insurance Group, and serves as a Director of each of these companies. Since 1995, he has been an investment consultant. Mr. Petersen is a graduate of the University of Pittsburgh.

Classes of the Board

   We have a staggered Board of Directors that is divided into three classes and one class is elected each year at our annual meeting to serve a three-year term. The terms of Messrs. Petersen, Southworth and Toohey expire at the 2001 annual meeting of shareholders. The terms of Messrs. Bindseil and Freeman expire at the 2002 annual meeting of shareholders. The terms of Messrs. Gruenwald, Kutchin and Ryan expire at the 2003 annual meeting of shareholders.

Change of Control Agreements

   We do not have any employment agreements with our executive officers, but they are subject to our standard confidentiality agreement which requires them to treat all information concerning the Company as confidential during and after their employment with the Company. In June 2000, we entered into Change of Control Agreements with each of Mr. Southworth and Mr. Freeman.

   Pursuant to Mr. Southworth's agreement he will receive, if terminated within twelve months of a change of control of our Company, a minimum compensation package equal to the salary and "at risk compensation" that he received under our At-Risk Compensation Plan for the fiscal year prior to the change of control. Mr. Southworth has received compensation for the current fiscal year as determined by the Compensation Committee of our Board of Directors and under the terms of our At-Risk Compensation Plan.

   Pursuant to Mr. Freeman's agreement, he will receive, if terminated within twelve months of a change of control of our Company, a minimum compensation package equal to the salary and "at risk compensation" that he received under our At-Risk Compensation Plan for the fiscal year prior to the change of control. Mr. Freeman has received compensation for the current fiscal year as determined by the Compensation Committee of our Board of Directors and under the terms of our At-Risk Compensation Plan.

                              SELLING SHAREHOLDERS

   The following table sets forth certain information with respect to the selling shareholders and their beneficial ownership of common stock. Each of the selling shareholders is a holder of a portion of the common stock purchase warrant entered into between Potter Production Corp. ("Potter") and us in connection with our acquisition of certain assets of Potter on September 21, 1998. Each selling shareholder named has sole voting and dispositive power with respect to his shares of common stock. The selling shareholders will acquire the shares of common stock they are offering upon exercise of their warrant. The exercise price for the warrant is $6.25 per share.

                                             Shares      Number    Shares to be
                                          Beneficially  of Shares  Beneficially
                                          Owned Prior     Being       Owned
                                          to Offering    Offered  after Offering
                                         -------------- --------- --------------
Selling Shareholders                     Number Percent           Number Percent
--------------------                     ------ -------           ------ -------
Robert Smith............................  6,761     *     6,761       --     *
Babu Aharam............................. 63,285     *    33,000   30,285     *
Henry Ballard...........................    582     *       582       --     *
Clayton Hatzenbuhler.................... 11,211     *    11,211       --     *
Daniel Sullivan.........................  7,982     *     7,982       --     *
Hank Howell.............................    936     *       936       --     *
Brent Doyle.............................    112     *       112       --     *

--------
* Represents less than 1% of the outstanding shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 25,000,000 shares of common stock and 1,000,000 shares of undesignated "blank check" preferred stock. The rights, preferences and classes of the undesignated stock may be established from time to time by the Board of Directors. As of May 31, 2000, there were options outstanding to purchase 600,208 shares of common stock and warrants outstanding to purchase 100,000 shares of common stock. The following discussion summarizes the material provisions of our capital stock and the anti-takeover provisions that are contained in our Articles of Incorporation and Bylaws.

Common Stock

   Holders of our common stock are entitled to one vote per share for all matters to be voted upon by the shareholders. The holders of common stock have cumulative voting rights which means that in any election of directors, every stockholder has the right to multiply the number of shares which he is entitled to vote by the number of candidates for director and may cast the whole number of votes for one candidate or distribute them among two or more candidates. The right to vote cumulatively is intended to give minority shareholders the ability to secure representation on our Board of Directors. Subject to preferences of any preferred stock that may be issued in the future, at the discretion of the Board of Directors, the holders of common stock are entitled to receive dividends as may be declared by our Board of Directors.

Preferred Stock

   The Board of Directors is authorized, without further action by the holders of the common stock, to issue shares of preferred stock in one or more series from time-to-time. The Board of Directors will have discretion to determine the designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of preferred stock. Satisfaction of any dividend preference on outstanding shares of any preferred stock would reduce the amount of funds available for the payment of dividends on the shares of our common stock. In some circumstances, the issuance of preferred shares may render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. We have no current intention to issue any shares of preferred stock.

Options

   As of May 31, 2000, options to purchase a total of 600,208 shares of our common stock were outstanding and options to acquire up to 1,112,833 shares of common stock may be granted in the future under our existing stock option plans.

Common Stock Purchase Warrants

   We entered into a common stock purchase warrant covering 100,000 shares with Potter Production Corp. upon our acquisition of certain assets of Potter on September 21, 1998. The warrant was divided among several holders in April 2000, as permitted under the terms of the warrant. The warrants may be exercised in whole or in part at any time until September 21, 2002. The exercise price for the warrants is $6.25 per share. 60,584 of the shares underlying these warrants are being included in this offering pursuant to the terms of registration rights granted in connection with the issuance of the initial warrant. See the section of this prospectus entitled "Selling Shareholders" for information regarding the shareholders selling shares in this offering.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING

   We are offering the shares of common stock described in this prospectus through a number of underwriters. Janney Montgomery Scott LLC and Needham & Company, Inc. are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell and the selling shareholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name below at the public offering prices less the underwriting discount on the cover page of this prospectus.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   Janney Montgomery Scott LLC........................................ 1,536,350
   Needham & Company, Inc............................................. 1,024,234
                                                                       ---------
   Total.............................................................. 2,560,584
                                                                       =========

   The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us. The common stock is offered subject to a number of conditions including:

  . receipt and acceptance of the common stock by the underwriters; and

  . the right on the part of the underwriters to reject orders in whole or in part.

   The underwriters will initially offer the shares to the public at the price per share shown on the cover page of this prospectus. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $ per share to certain other dealers. After the public offering of the common stock is complete, if all of the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the selling terms will vary the proceeds to be received by us as specified on the cover page of this prospectus.

   We have granted the underwriters an option to buy up to 375,000 additional shares of common stock, at the same price per share as the public offering price, less the underwriting discount shown on the cover page of this prospectus. The underwriter may exercise this option at any time within 30 days after the date of this prospectus only to cover over-allotments in the sale of the shares of common stock offered by this prospectus.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' overallotment option to purchase additional shares.

                                                     No exercise Full exercise
                                                     ----------- -------------
Per share underwriting discounts and commissions....    $            $
Total underwriting discounts and commissions to be
 paid by us.........................................    $            $

   The expenses of the offering, not including underwriting discounts and commissions, are estimated to be approximately $350,000 and will be paid by us. Expenses of the offering, exclusive of underwriting discounts and commissions, include the SEC filing fee, printing expenses, transfer agent and registration and other miscellaneous fees.

   We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, our officers and directors have agreed that they will not, directly or indirectly, offer, sell, contact to sell, or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock (including any shares issued upon exercise of options). These restrictions will be in effect for a period of 90 days after the commencement of this offering, without the underwriter's prior written consent. Together, this group owns, prior to the offering, approximately 9.0% of the outstanding shares of common stock and approximately 82% of the outstanding options to purchase common stock. We also have agreed to make no such sales during this period except in connection with the issuance of shares pursuant to our stock option plans.

   We have agreed to indemnify the underwriter and persons who control the underwriter against, or contribute to losses arising out of, certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

   In connection with this offering and in compliance with applicable securities laws, the underwriter may over-allot (i.e. sell more shares of common stock than is shown on the cover page of this prospectus) and may effect transactions on the Nasdaq National Market which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market. These transactions may include placing bids for the common stock or effecting purchases of the common stock for the purpose of pegging, fixing or maintaining the price of the common stock or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases. The underwriter is not required to engage in any of these activities and if the underwriter commences any of these activities, it may discontinue them at any time.

   In connection with this offering, the underwriter, selling group members or their respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the five business days prior to the pricing of the offering before the commencement of offers and sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

   We and the underwriter make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, we and the underwriter make no representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                        SHARES ELIGIBLE FOR FUTURE SALE

   After the offering, we will have 13,573,052 shares of common stock outstanding and will have reserved for issuance (i) 39,416 shares of common stock issuable upon the exercise of outstanding common stock purchase warrants (at an exercise price of $6.25 per share) and (ii) 599,541 shares of common stock issuable upon exercise of outstanding stock options (at exercise prices ranging from $3.00 to $11.25 per share). Of the 11,012,468 shares currently outstanding, 10,057,454 shares are currently traded or available for sale in the open market, and all of the 2,560,584 shares sold in the offering (2,935,584 shares if the underwriters' over-allotment option is exercised in full), will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of ours as that term is defined in Rule 144 described below. All of the shares of common stock issuable upon exercise of the stock options described above will similarly be freely tradeable upon issuance as such shares are registered for resale by the holders thereof under the Securities Act.

   The remaining 955,014 shares outstanding and any shares issued on exercise of the outstanding warrant will be "restricted securities" within the meaning of Rule 144, all of which shares are held by directors and executive officers of the Company. The Company's directors and executive officers have agreed that they will not, directly or indirectly, sell or otherwise dispose of their shares of common stock, as discussed above under "Underwriting." All of such shares will become eligible for sale in the public market 90 days after commencement of this offering subject to the provisions of Rule 144.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 13,573 shares immediately after this offering; and

  . the average weekly trading volume of our common stock on the Nasdaq
   National Market during the four calendar weeks preceding the receipt of a sale order by a broker to sell the shares with respect to the sale.

   Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

   Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

   We are unable to predict the effect that sales made under Rule 144, pursuant to future registration statements, or otherwise, may have on any then prevailing market price for shares of the common stock. Nevertheless, sales of a substantial amount of common stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

   We have also agreed with the underwriters not to sell any shares of common stock or securities exercisable for shares of our common stock for a period of 90 days after commencement of this offering without the underwriter's prior written consent. However, even without such consent, the Company may issue stock upon exercise of the warrants or the stock options described above.

                                 LEGAL MATTERS

   Certain legal matters relating to the validity of the shares of common stock being offered by this prospectus will be passed upon for us by Hodgson, Russ, Andrews, Woods & Goodyear, LLP, Buffalo, New York. Certain legal matters will be passed upon for the underwriters by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at November 30, 1999 and 1998 and for each of the three years in the period ended November 30, 1999, as set forth in their reports. We have included our consolidated financial statements and incorporated by reference our financial statement schedule for the years ended November 30, 1999, 1998, and 1997 included in our Form 10-K for 1999 filed with the Commission in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports given their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Commission's rules allow us to "incorporate by reference" the information that we file with the Commission, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of securities. We incorporate:

  . our Annual Report on Form 10-K for the year ended November 30, 1999
   (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 1999 Annual Meeting of Shareholders);

  . our Quarterly Reports on Form 10-Q for the quarter ended February 29,
   2000 and for the quarter ended May 31, 2000;

  . our Current Report on Form 8-K, reporting the acquisition of the Signal
   Conditioning Products Division of AMP Incorporated, filed on April 12,
   1999;

  . Amendment No. 1 to Form 8-K filed April 12, 1999 which was filed on Form
   8-K/A on June 9, 1999; and

  . the description of our common stock under the caption "Item 1.
   Description of Registrant's Securities to be Registered" contained in our Registration Statement on Form 8-A dated February 26, 1990.

   We will provide a copy of this filing to any person to whom a prospectus is delivered, including any beneficial owner. You should direct your oral or written request for a copy of this filing to: Spectrum Control, Inc. 8031 Avonia Road, Fairview, Pennsylvania 16415, Attention: Investor Relations (telephone (814) 835-1507). You will not be charged for copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where an exhibit you request is specifically incorporated by reference to another document which is incorporated by this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 under the Securities Act relating to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information about us and the common stock being sold to you in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements made in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete. Reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. Copies of the registration statement and its exhibits are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Commission's principal office in Washington, D.C. or over the Internet at the Commission's web site listed below.

   We also file annual, quarterly and special reports and other information with the Commission. You may also read and copy any of the reports and other information we file at the Commission's public reference facilities located:

  . in Washington at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W.,
   Washington, D.C. 20549;

  . in New York at 7 World Trade Center, Suite 1300, New York, New York
   10048; and

  . in Chicago at Northwest Atrium Center, 500 West Madison Street, Suite
   1400, Chicago, Illinois 60661.

   You may call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Copies of such material can be obtained at prescribed rates. Our Commission filings are also available to the public over the Internet at the Commission's web site which is located at the following address: http://www.sec.gov.

                    Spectrum Control, Inc. and Subsidiaries
                   Index to Consolidated Financial Statements

                                                                          Page
                                                                          ----
Report of Independent Auditors........................................... F-2

Consolidated Balance Sheets as of
 November 30, 1998, 1999 and May 31, 2000 (unaudited).................... F-3

Consolidated Statements of Income for the years ended November 30, 1997,
 1998, 1999 and the six months ended May 31, 1999 and 2000 (unaudited)... F-4

Consolidated Statements of Stockholders' Equity for the years ended
 November 30, 1997, 1998, 1999 and the six months ended May 31, 2000
 (unaudited)............................................................. F-5

Consolidated Statements of Cash Flows for the years ended November 30,
 1997, 1998, 1999 and the six months ended May 31, 1999 and 2000
 (unaudited)............................................................. F-6

Notes to Consolidated Financial Statements............................... F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Spectrum Control, Inc.

   We have audited the accompanying consolidated balance sheets of Spectrum Control, Inc. and subsidiaries as of November 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spectrum Control, Inc. and subsidiaries at November 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /S/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
January 4, 2000, except for Note 17
as to which the date is February 1, 2000

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                         (Dollar Amounts in Thousands)

                                                  November 30,
                                                 ----------------     May 31,
                                                  1998     1999        2000
                                                 -------  -------   -----------
                                                                    (unaudited)
ASSETS
Current assets
  Cash and cash equivalents..................... $   739  $   538     $   641
  Accounts receivable, less allowances of $406
   in 1998, $673 in 1999 and $714 in 2000.......  10,162   19,330      21,473
  Inventories (Note 3)..........................  12,885   24,617      27,159
  Deferred income taxes (Note 11)...............     409      579         579
  Prepaid expenses and other current assets.....     184      699         465
                                                 -------  -------     -------
    Total current assets........................  24,379   45,763      50,317
Property, plant and equipment, net (Note 4).....  16,289   21,366      21,536
Other assets (Note 5)
  Goodwill, net.................................   2,547   14,225      14,785
  Other non-current assets......................     924    1,200       1,120
                                                 -------  -------     -------
    Total other assets..........................   3,471   15,425      15,905
                                                 -------  -------     -------
    Total assets................................ $44,139  $82,554     $87,758
                                                 =======  =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term debt (Note 6)...................... $   336  $ 5,089     $ 7,132
  Accounts payable..............................   2,719    8,801      10,694
  Accrued salaries and wages....................   1,438    2,553       1,995
  Accrued interest..............................      63      103         118
  Accrued federal and state income taxes........      93       --         208
  Accrued other expenses........................     281      952       1,115
  Current portion of long-term debt (Note 7)....     830    4,276       4,276
                                                 -------  -------     -------
    Total current liabilities...................   5,760   21,774      25,538
Long-term debt (Note 7).........................   2,500   19,011      16,973
Deferred income taxes (Note 11).................   2,105    2,634       2,993
Stockholders' equity
  Common stock, no par value, authorized
   25,000,000 shares, issued 10,957,008 shares
   in 1998, 11,018,703 in 1999 and 11,081,801 in
   2000.........................................  14,470   14,633      14,810
  Retained earnings.............................  19,798   25,268      28,453
  Treasury stock, 70,000 shares, at cost (Note
   9)...........................................    (294)    (294)       (294)
  Accumulated other comprehensive income
  Foreign currency translation adjustment.......  (200)      (472)     (715)
                                                 -------  -------     -------
    Total stockholders' equity..................  33,774   39,135      42,254
                                                 -------  -------     -------
    Total liabilities and stockholders' equity.. $44,139  $82,554     $87,758
                                                 =======  =======     =======

   The accompanying notes are an integral part of the consolidated financial statements

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
              (Dollar Amounts in Thousands, Except Per Share Data)

                                                               Six Months
                                                                  Ended
                                  Year Ended November 30,        May 31,
                                  -------------------------  ----------------
                                   1997     1998     1999     1999     2000
                                  -------  -------  -------  -------  -------
                                                               (unaudited)
Net sales........................ $56,466  $59,868  $97,729  $39,867  $60,611
Cost of products sold............  39,045   41,584   69,817   28,444   44,988
                                  -------  -------  -------  -------  -------
Gross margin.....................  17,421   18,284   27,912   11,423   15,623
Selling, general and
 administrative expense..........  11,635   11,822   17,748    7,246    9,742
                                  -------  -------  -------  -------  -------
Income from operations...........   5,786    6,462   10,164    4,177    5,881
Other income (expense)
  Interest expense...............    (417)    (228)  (1,420)    (388)  (1,179)
Other income and expense, net
 (Note 10).......................     141       85       96       35      435
                                  -------  -------  -------  -------  -------
                                     (276)    (143)  (1,324)    (353)    (744)
                                  -------  -------  -------  -------  -------
Income before provision for
 income taxes....................   5,510    6,319    8,840    3,824    5,137
Provision for income taxes (Note
 11).............................   1,536    2,385    3,370    1,451    1,952
                                  -------  -------  -------  -------  -------
Net income....................... $ 3,974  $ 3,934  $ 5,470  $ 2,373  $ 3,185
                                  =======  =======  =======  =======  =======
Earnings per common share (Note
 12):
  Basic.......................... $  0.37  $  0.36  $  0.50  $  0.22  $  0.29
                                  =======  =======  =======  =======  =======
  Diluted........................ $  0.37  $  0.36  $  0.49  $  0.22  $  0.28
                                  =======  =======  =======  =======  =======


   The accompanying notes are an integral part of the consolidated financial statements

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (Dollar Amounts in Thousands)

                                                          Accumulated   Total
                                                             Other      Stock-
                              Common   Retained Treasury Comprehensive Holders'
                               Stock   Earnings  Stock      Income      Equity
                              -------  -------- -------- ------------- --------
Balance--November 30, 1996..  $13,755  $11,890   $  --       $(266)    $25,379
Net income..................       --    3,974      --          --       3,974
Foreign currency translation
 adjustment.................       --       --      --         (30)        (30)
                                                                       -------
Comprehensive income........       --       --      --          --       3,944
                                                                       -------
Issuance of 84,998 shares of
 common stock...............      300       --      --          --         300
Purchase and retirement of
 20,886 shares of common
 stock......................     (103)      --      --          --        (103)
Tax benefits from exercise
 of stock options...........       25       --      --          --          25
                              -------  -------   -----       -----     -------
Balance--November 30, 1997..   13,977   15,864      --        (296)     29,545
Net income..................       --    3,934      --          --       3,934
Foreign currency translation
 adjustment.................       --       --      --          96          96
                                                                       -------
Comprehensive income........       --       --      --          --       4,030
                                                                       -------
Issuance of 118,663 shares
 of common stock............      414       --      --          --         414
Purchase of 70,000 shares of
 common stock...............       --       --    (294)         --        (294)
Tax benefits from exercise
 of stock options...........       79       --      --          --          79
                              -------  -------   -----       -----     -------
Balance--November 30, 1998..   14,470   19,798    (294)       (200)     33,774
Net income..................       --    5,470      --          --       5,470
Foreign currency translation
 adjustment.................       --       --      --        (272)       (272)
                                                                       -------
Comprehensive income........       --       --      --          --       5,198
                                                                       -------
Issuance of 68,663 shares of
 common stock...............      182       --      --          --         182
Purchase and retirement of
 6,968 shares of common
 stock......................      (56)      --      --          --         (56)
Tax benefits from exercise
 of stock options...........       37       --      --          --          37
                              -------  -------   -----       -----     -------
Balance--November 30, 1999..   14,633   25,268    (294)       (472)     39,135
Net income (unaudited)......       --    3,185      --          --       3,185
Foreign currency translation
 adjustment (unaudited).....       --       --      --        (243)       (243)
                                                                       -------
Comprehensive income
 (unaudited)................       --       --      --          --       2,942
                                                                       -------
Issuance of 64,134 shares of
 common stock (unaudited)...      195       --      --          --         195
Purchase and retirement of
 1,036 shares of common
 stock (unaudited)..........      (18)      --      --          --         (18)
                              -------  -------   -----       -----     -------
Balance--May 31, 2000
 (unaudited)................  $14,810  $28,453   $(294)      $(715)    $42,254
                              =======  =======   =====       =====     =======

   The accompanying notes are an integral part of the consolidated financial statements.

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (Dollar Amounts in Thousands)

                                                             Six Months Ended
                                 Year Ended November 30,         May 31,
                                 --------------------------  -----------------
                                  1997     1998      1999      1999     2000
                                 -------  -------  --------  --------  -------
                                                               (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income.................... $ 3,974  $ 3,934  $  5,470  $  2,373  $ 3,185
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
    Depreciation................   3,287    3,587     3,919     1,882    2,336
    Amortization................     219      135       624       210      436
    Deferred income taxes.......     376    1,014       634       198      359
    Tax benefits from exercise
     of stock options...........      25       79        37        --       --
    Loss (gain) on sale of
     property, plant and
     equipment..................       8       --       (13)       --       --
    Changes in assets and
     liabilities, excluding
     effects of business
     acquisitions:
      Accounts receivable.......     (67)     (85)   (8,734)   (5,711)  (2,737)
      Inventories...............    (188)     181    (6,380)   (3,242)  (2,742)
      Prepaid expenses and other
       assets...................     431       24      (742)     (167)     671
      Accounts payable and
       accrued expenses.........     441     (595)    7,194     5,354    1,766
                                 -------  -------  --------  --------  -------
        Net cash provided by
         operating activities...   8,506    8,274     2,009       897    3,274
                                 -------  -------  --------  --------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Proceeds from sale of
   property, plant and
   equipment....................      10       --        13        --       --
  Purchase of property, plant
   and equipment................  (3,280)  (3,293)   (4,972)   (2,426)  (2,523)
  Payment for acquired
   businesses...................      --   (4,077)  (21,846)  (20,745)    (935)
                                 -------  -------  --------  --------  -------
    Net cash used in investing
     activities.................  (3,270)  (7,370)  (26,805)  (23,171)  (3,458)
                                 -------  -------  --------  --------  -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Net borrowings (repayment) of
   short-term debt..............  (3,232)     282     4,532     1,495    2,152
  Borrowings of long-term debt..      --       --    20,800    20,550       --
  Repayment of long-term debt...  (2,391)    (743)     (843)     (428)  (2,038)
  Purchase of common stock......      --     (294)       --        --       --
  Net proceeds from issuance of
   common stock.................     196      414       126        20      177
                                 -------  -------  --------  --------  -------
    Net cash provided by (used
     in) financing activities...  (5,427)    (341)   24,615    21,637      291
                                 -------  -------  --------  --------  -------
Effect of exchange rate changes
 on cash........................     (26)     (20)      (20)      (29)      (4)
                                 -------  -------  --------  --------  -------
Net increase (decrease) in cash
 and cash equivalents...........    (217)     543      (201)     (666)     103
Cash and cash equivalents,
 beginning of period............     413      196       739       739      538
                                 -------  -------  --------  --------  -------
Cash and cash equivalents, end
 of period...................... $   196  $   739  $    538  $     73  $   641
                                 =======  =======  ========  ========  =======

   The accompanying notes are an integral part of the consolidated financial statements

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of Spectrum Control, Inc. and its subsidiaries (the "Company"). The fiscal year of the Company's foreign subsidiary, Spectrum Control GmbH, ends October 31 to facilitate timely reporting. All significant intercompany accounts are eliminated upon consolidation.

 Unaudited Interim Financial Statements

   The interim consolidated financial statements as of May 31, 2000 and for the six months ended May 31, 1999 and 2000, together with the related notes, are unaudited. These interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the interim consolidated financial statements include all adjustments which are normal, recurring and necessary to present fairly the financial information set forth therein.

   The results of operations for the interim period ended May 31, 2000 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending November 30, 2000.

 Cash Equivalents

   The Company considers all highly liquid money market instruments with original maturities of three months or less to be cash equivalents.

 Financial Instruments

   The Company utilizes interest rate swap agreements to minimize the risks and costs associated with variable rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. Net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. The Company does not utilize interest rate agreements for trading or other speculative purposes.

 Inventories

   Inventories are valued at the lower of cost or market, with cost for raw materials, work-in-process and finished goods at standard cost, which approximates the first-in, first-out basis.

 Property, Plant and Equipment

   Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Expenditures for maintenance and repairs are charged against earnings in the year incurred; major replacements, renewals and betterments are capitalized and depreciated over their estimated useful lives. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

 Intangibles and Other Assets

   Goodwill, representing the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses, is stated at cost and amortized to expense on a straight-line basis over a period of 20 years. Patents and patent rights are amortized to expense on a straight-line basis over periods not exceeding 17 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value. No impairment losses have been recognized in any of the periods presented herein.

   Debt issuance costs are amortized to expense on a straight-line basis over the term of the related indebtedness.

 Income Taxes

   The Company uses the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse.

 Foreign Currency Translation

   The assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the year. These translation adjustments are accumulated in a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in determining net income for the year in which the exchange rate changes.

 Revenue Recognition

   Product sales are recorded at the time of shipment. Service revenues are recorded when the related services are performed.

 Advertising and Promotion

   Advertising and promotion costs are expensed as incurred. Advertising and promotion expense amounted to $574,000 in 1997, $633,000 in 1998, and $726,000 in 1999.

 Research and Development

   Research and development costs are expensed as incurred. Research and development expense amounted to $807,000 in 1997, $961,000 in 1998 and $1,184,000 in 1999.

 Stock-Based Compensation

   Stock options granted by the Company are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no stock-based compensation expense has been recognized in the accompanying financial statements, since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of option grant.

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

 Earnings Per Common Share

   Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period and the effect of all dilutive common stock equivalents, such as stock options and warrants.

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities" ("SFAS No. 133"). SFAS No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, with earlier application permitted. The Company does not expect the adoption of SFAS No. 133 to have a material impact on the Company's financial position or results of operations.

 Reclassifications

   Certain prior year amounts have been reclassified to conform with the fiscal 1999 presentation.

2. Acquisitions

   On March 26, 1999, the Company acquired substantially all of the assets of the Signal Conditioning Products Division ("SCPD") of AMP Incorporated ("AMP"). AMP is a world leader in the manufacture of electrical, electronic, fiber-optic and wireless interconnection devices and systems. Through SCPD, AMP manufactured and sold a broad line of electromagnetic interference ("EMI") filters, filtered arrays, filtered connectors, and related products.

   The aggregate cash purchase price of the acquired assets, including related acquisition costs, was $20,745,000. The Company also assumed obligations in the aggregate amount of $1,866,000, including liabilities of $776,000 to relocate or provide severance benefits to certain employees of the acquired business. To finance the acquisition, the Company secured a $20,000,000 term loan from its principal lending institutions. The term loan bears interest at variable rates at or below the prevailing prime rate and requires quarterly principal payments of $909,000 from December 26, 1999 through March 26, 2005.

   The aggregate purchase price of the acquisition has been allocated to the acquired assets based upon their respective fair market values. The excess of the aggregate purchase price over the fair value of the net assets acquired (goodwill) amounted to $11,694,000 and is being amortized ratably over a period of 20 years.

   The acquisition has been accounted for as a purchase and, accordingly, the results of operations of the acquired business have been included in the accompanying financial statements since the date of acquisition.

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition had occurred as of the beginning of fiscal year 1998 and 1999, respectively (in thousands, except per share data):

                                                                1998     1999
                                                               ------- --------
      Net sales............................................... $83,457 $102,796
      Net income..............................................   3,420    5,253
      Earnings per common share:
        Basic.................................................    0.31     0.48
        Diluted...............................................    0.31     0.48

   The above amounts are based upon certain assumptions and estimates, and do not reflect any benefits from economies which might be achieved from combined operations. The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they necessarily indicative of the results of future combined operations.

   On September 21, 1998, the Company acquired substantially all of the assets of Potter Production Corporation, a manufacturer of electronic filters and power products used in various communication, industrial control, and medical equipment. The aggregate price of the acquired assets amounted to $2,918,000, excluding future contingent payments. The amount of the contingent payments are being determined based upon the Company's sales of power products during the three years subsequent to the acquisition date. In 1999, contingent payments under this arrangement amounted to $514,000. The amount of the contingent payments are being allocated to goodwill and amortized ratably over the asset's remaining life. Also, in connection with this acquisition, the Company issued warrants to purchase 100,000 shares of the Company's Common Stock at an exercise price of $6.25 per share. The warrants are immediately exercisable and expire on September 21, 2002. At November 30, 1999 and May 31, 2000 (unaudited), all warrants remained outstanding.

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

3. Inventories

   Inventories by major classification are as follows (in thousands):

                                                      November 30,     May 31,
                                                     --------------- -----------
                                                      1998    1999      2000
                                                     ------- ------- -----------
                                                                     (unaudited)
      Finished goods................................ $ 2,581 $ 4,132   $ 4,911
      Work-in-process...............................   5,070   9,626    10,693
      Raw materials.................................   5,234  10,859    11,555
                                                     ------- -------   -------
                                                     $12,885 $24,617   $27,159
                                                     ======= =======   =======

4. Property, Plant and Equipment

   Property, plant and equipment consist of the following (in thousands):

                                                      November 30,     May 31,
                                                     --------------- -----------
                                                      1998    1999      2000
                                                     ------- ------- -----------
                                                                     (unaudited)
      Land and improvements......................... $ 1,164 $ 1,524   $ 1,537
      Buildings and improvements....................   9,409  11,351    11,529
      Machinery and equipment.......................  21,976  26,202    28,468
      Construction in progress......................     371     125       138
                                                     ------- -------   -------
                                                      32,920  39,202    41,672
      Less accumulated depreciation.................  16,631  17,836    20,136
                                                     ------- -------   -------
                                                     $16,289 $21,366   $21,536
                                                     ======= =======   =======

5. Other Assets

   Other assets consist of the following (in thousands):

                                                       November 30,    May 31,
                                                      -------------- -----------
                                                       1998   1999      2000
                                                      ------ ------- -----------
                                                                     (unaudited)
      Goodwill....................................... $2,577 $14,786   $15,721
      Less accumulated amortization..................     30     561       936
                                                      ------ -------   -------
      Goodwill, net.................................. $2,547 $14,225   $14,785
                                                      ====== =======   =======
      Patents and patent rights...................... $  466 $   566   $   569
      Debt issuance costs............................    356     671       671
                                                      ------ -------   -------
                                                         822   1,237     1,240
      Less accumulated amortization..................    428     522       582
                                                      ------ -------   -------
                                                         394     715       658
      Deferred income taxes..........................    383     108       108
      Deferred charges...............................    147     377       354
                                                      ------ -------   -------
      Other non-current assets....................... $  924 $ 1,200   $ 1,120
                                                      ====== =======   =======

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

6. Short-Term Debt

   Short-term debt consists of the following (in thousands):

                                                          November
                                                             30,       May 31,
                                                         ----------- -----------
                                                         1998  1999     2000
                                                         ---- ------ -----------
                                                                     (unaudited)
Notes payable - domestic line of credit (1)............. $ -- $4,400   $6,400
Notes payable - foreign lines of credit (2).............  336    689      732
                                                         ---- ------   ------
  Total................................................. $336 $5,089   $7,132
                                                         ==== ======   ======

--------
(1) At November 30, 1999, the Company had an aggregate $6,000,000 line of credit with its principal lending institutions, which was increased to $10,000,000 effective March 21, 2000. During 1999, weighted average borrowings under the revolving credit line amounted to $1,489,000, with average interest rates of 7.35%, and maximum month-end borrowings of $4,400,000. During 1998, there were no borrowings under the line of credit. The revolving credit line is collateralized by substantially all of the Company's tangible and intangible property, with interest rates on borrowings at or below the prevailing prime rate. The current line of credit agreement expires March 26, 2002.

(2) The Company's wholly-owned foreign subsidiary maintains unsecured Deutsche Mark lines of credit with German financial institutions aggregating $1,818,000 (DM 3,000,000 ) at November 30, 1998 and $1,330,000 (DM
     2,500,000) at November 30, 1999. Weighted average borrowings under the lines of credit amounted to $28,000 (DM 46,000) in 1998 and $95,000 (DM 179,000) in 1999, with average interest rates of 6.00% in 1998 and 6.50% in 1999. The maximum amount of borrowings under the lines of credit at the end of any month was $336,000 (DM 554,000) in 1998 and $689,000 (DM
     1,296,000) in 1999. Borrowings bear interest at rates below the prevailing prime rate and are payable upon demand.

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

7. Long-Term Debt

   Long-term debt consists of the following (in thousands):

                                                     November 30,    May 31,
                                                    -------------- -----------
                                                     1998   1999      2000
                                                    ------ ------- -----------
                                                                   (unaudited)
      Term loan payable to bank at variable
       interest rate (7.59% at November 30, 1999
       and 8.62% (unaudited) at May 31, 2000) (1).. $   -- $20,000   $18,182
      Mortgage note payable to bank at an interest
       rate of 8.50% (2)...........................     --     787       767
      Industrial development authority notes at
       variable interest rate (3.40% at November
       30, 1998, 4.00% at November 30, 1999 and
       4.40% (unaudited) at May 31,2000) (3).......  2,100   1,800     1,600
      Industrial development authority notes at
       variable interest rate (3.81% at November
       30, 1998, 4.35% at November 30, 1999 and
       4.78% (unaudited) at May 31, 2000) (4)......  1,100     700       700
      Industrial development authority notes and
       related bank mortgage notes at interest
       rates ranging from 4.00% to 7.75%...........    130      --        --
                                                    ------ -------   -------
        Total......................................  3,330  23,287    21,249
        Less current portion.......................    830   4,276     4,276
                                                    ------ -------   -------
        Long-term debt............................. $2,500 $19,011   $16,973
                                                    ====== =======   =======

--------
(1) The term loan is collateralized by substantially all of the Company's tangible and intangible assets. The loan bears interest at variable rates at or below the prevailing prime rate and requires quarterly principal payments of $909,000 from December 1999 to March 2005.

     The Company has entered into a credit agreement with its principal lending institutions covering the term loan and the Company's domestic line of credit (the "Agreement"). The Agreement requires the Company to comply with certain covenants. These covenants generally restrict the Company from granting additional liens on its assets, disposing of assets other than in the ordinary course of business, and incurring additional indebtedness other than purchase money indebtedness and debt not exceeding $5,000,000 in the aggregate. The Agreement also imposes certain restrictions on future acquisitions by the Company. In addition, the Agreement requires the Company to meet the following quarterly financial covenants: maintain a minimum net worth of $28,000,000 plus 50% of the Company's net income for each fiscal year ending after November 30, 1998; maintain a minimum ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to fixed charges of 1.2 to 1.0; and maintain a maximum ratio of total indebtedness to EBITDA of 3.5 to 1.0. At November 30, 1999 and May 31, 2000 (unaudited), the Company was in compliance with each of these covenants.

(2) The mortgage note payable is collateralized by certain land and building and requires monthly principal payments of approximately $3,000 through July 2009, with a final principal payment of $400,000 due in August 2009.

(3) The industrial development authority notes are collateralized by certain land, building and equipment and an irrevocable letter of credit issued by the Company, through one of its principal lending institutions. The

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES
     notes bear interest at approximately 50% of the prevailing prime rate and require annual principal payments ranging from $200,000 to $300,000 through the year 2007.

(4) The industrial development authority notes are collateralized by an irrevocable letter of credit issued by the Company, through one of its principal lending institutions. The notes bear interest at approximately 50% of the prevailing prime rate and require annual principal payments of $400,000 through the year 2000, with a final principal payment of $300,000 due in the year 2001.

   Each of the above irrevocable letters of credit is collateralized by substantially all of the Company's tangible and intangible assets.

   The aggregate maturities of all long-term debt during each of the five years ending November 30, 2004, are $4,276,000, $4,176,000, $3,976,000, $3,876,000,
and $3,876,000, respectively.

8. Fair Value of Financial Instruments

   The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The interest rates on substantially all of the Company's bank borrowings are adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of the Company's short-term and long-term borrowings also approximate fair value. The Company utilizes letters of credit to collateralize certain long-term borrowings. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

   During 1999, the Company entered into an interest rate swap agreement to limit the effect of increases in interest rates on the Company's variable rate debt. The swap agreement has an aggregate notional amount of $10,000,000 and expires on December 31, 2001. The effect of the agreement is to limit the interest rate exposure on $10,000,000 of the Company's term loan and revolving credit loans. As a result of this agreement, interest expense was increased by $46,000 in 1999. At November 30, 1999, the estimated fair value of the interest rate swap agreement is a net receivable of $73,000, based on current market rates and settlement costs.

9. Treasury Stock

   On September 30, 1998, the Board of Directors authorized the Company to repurchase up to $4,000,000 of the Company's Common Stock at market prices. The amount and timing of the shares to be repurchased will be at the discretion of management. At November 30, 1998 and 1999, the Company had repurchased 70,000 shares at an aggregate cost of $294,000.

10. Other Income and Expense

   Other income and expense consist of the following (in thousands):

                                                Year Ended     Six Months Ended
                                               November 30,        May 31,
                                              ---------------- ----------------
                                              1997  1998  1999       2000
                                              ----  ----  ----       ----
                                                                 (unaudited)
      Investment income.....................  $ 31  $117  $72        $ 29
      Gain (loss) on foreign currency
       transactions.........................    12   (40)   4          31
      Patent licensing fees.................   106     8    7         375
      Gain (loss) on sale of property, plant
       and equipment........................    (8)   --   13          --
                                              ----  ----  ---        ----
                                              $141  $ 85  $96        $435
                                              ====  ====  ===        ====

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

11. Income Taxes

   For the years ended November 30, 1997, 1998 and 1999, income before income taxes consists of the following (in thousands):

                                                             1997   1998   1999
                                                            ------ ------ ------
      U.S. operations...................................... $4,583 $5,884 $8,376
      Foreign operations...................................    927    435    464
                                                            ------ ------ ------
                                                            $5,510 $6,319 $8,840
                                                            ====== ====== ======

   For the years ended November 30, 1997, 1998 and 1999, the provision for income taxes consists of the following (in thousands):

                                                             1997   1998   1999
                                                            ------ ------ ------
      Current
        Federal............................................ $1,055 $1,146 $2,396
        State..............................................    105    225    340
      Deferred.............................................    376  1,014    634
                                                            ------ ------ ------
                                                            $1,536 $2,385 $3,370
                                                            ====== ====== ======

   The difference between the provision for income taxes and the amount computed by applying the U.S. federal income tax rate in effect for the years ended November 30, 1997, 1998 and 1999 consists of the following (in thousands):

                                                         1997     1998    1999
                                                        -------  ------  ------
      Statutory federal income tax....................  $ 1,873  $2,148  $3,006
      State income taxes, net of federal tax benefit..       69     148     224
      Foreign tax rates...............................      148      70      74
      Subpart F income, U.S. property investment......      258      --      --
      Decrease in deferred tax asset valuation
       allowance......................................   (1,194)    (62)     --
      Other items.....................................      382      81      66
                                                        -------  ------  ------
                                                        $ 1,536  $2,385  $3,370
                                                        =======  ======  ======

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

   Significant components of the Company's net deferred tax assets and liabilities are as follows (in thousands):

                                                               November 30,
                                                              ----------------
                                                               1998     1999
                                                              -------  -------
      Deferred tax assets:
        Amortization of intangible assets.................... $   512  $   453
        Accrued compensation.................................     237      318
        Investment in subsidiaries...........................     399      255
        Net operating loss carryforwards.....................     574      232
        Allowance for doubtful accounts......................     103      170
        Inventory valuation..................................      68      110
        Tax credit carryforwards.............................      42       28
        Property, plant and equipment........................     116       --
        Other................................................      10       10
                                                              -------  -------
          Deferred tax assets................................   2,061    1,576
                                                              -------  -------
      Deferred tax liabilities:
        Depreciation of plant and equipment..................   2,336    2,329
        Investment in subsidiaries...........................   1,034    1,107
        Amortization of intangible assets....................       4       68
        Other................................................      --       19
                                                              -------  -------
          Deferred tax liabilities...........................   3,374    3,523
                                                              -------  -------
      Net deferred tax assets (liabilities).................. $(1,313) $(1,947)
                                                              =======  =======
                                                               November 30,
                                                              ----------------
                                                               1998     1999
                                                              -------  -------
      Net deferred tax assets:
        Current.............................................. $   409  $   579
        Noncurrent...........................................     383      108
      Net deferred tax liabilities:
        Noncurrent...........................................  (2,105)  (2,634)
                                                              -------  -------
                                                              $(1,313) $(1,947)
                                                              =======  =======

   The Company has not recorded deferred income taxes on the undistributed earnings of its foreign subsidiary because of management's intent to indefinitely reinvest such earnings. At November 30, 1999, the undistributed earnings of the foreign subsidiary amounted to $2,836,000 (DM 5,332,000). Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings. At November 30, 1999, the Company's foreign subsidiary had approximately $216,000 (DM 406,000) of tax net operating loss carryforwards available to be carried forward indefinitely.

   The Company has assessed its past earnings history and trends, and expiration dates of tax attribute carryforwards, and has determined that it is more likely than not that its deferred tax assets will be realized. Accordingly, no valuation allowance has been recorded at November 30, 1998 or 1999. During the years ended November 30, 1997 and 1998, the Company reduced its previously recorded valuation allowance for deferred

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES
tax assets to reflect the utilization of certain foreign net operating loss carryforwards and changes in the expected future realization of remaining foreign loss carryforwards.

12. Earnings Per Share

   The following table sets forth the computation of basic and diluted earnings per common share:

                                       Year Ended November  Six Months Ended
                                               30,               May 31,
                                       -------------------- -----------------
                                        1997   1998   1999    1999     2000
                                       ------ ------ ------ -------- --------
                                                               (unaudited)
   Numerator for basic and diluted
    earnings per common share (in
    thousands):
     Net income....................... $3,974 $3,934 $5,470 $  2,373 $  3,185
                                       ====== ====== ====== ======== ========
   Denominator for basic earnings per
    common share (in thousands):
     Weighted average shares
      outstanding..................... 10,798 10,907 10,905   10,888   10,992
                                       ====== ====== ====== ======== ========
   Denominator for diluted earnings
    per common share (in thousands):
     Weighted average shares
      outstanding..................... 10,798 10,907 10,905   10,888   10,992
   Effect of dilutive securities:
     Stock options....................     71    109    139       87      230
     Stock warrants...................     --     --      7       --       46
                                       ------ ------ ------ -------- --------
                                       10,869 11,016 11,051   10,975   11,268
                                       ====== ====== ====== ======== ========
   Earnings per common share:
     Basic............................ $ 0.37 $ 0.36 $ 0.50 $   0.22 $   0.29
                                       ====== ====== ====== ======== ========
     Diluted.......................... $ 0.37 $ 0.36 $ 0.49 $   0.22 $   0.28
                                       ====== ====== ====== ======== ========

   Options to purchase 143,500 shares of Common Stock at prices ranging from $4.25 to $6.00 per share were outstanding during 1998 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Company's Common Stock and, therefore, would be antidulutive.

13. Supplemental Cash Flow Information

   Supplemental cash flow information consists of the following (in thousands):

                                                             Six Months Ended
                                    Year Ended November 30,       May 31,
                                    ------------------------ -----------------
                                     1997    1998     1999     1999     2000
                                    --------------- -------- -------- --------
                                                                (unaudited)
      Cash paid during the year
       for:
        Interest................... $  420 $    210 $  1,380 $    359 $  1,164
        Income taxes...............    854    1,466    2,986    1,271      993
      Liabilities assumed in
       connection with business
       acquisitions................     --       --    1,866       --       --

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

14. Common Stock Options

   The Company has several plans which provide for granting to officers, directors, key employees and advisors options to purchase shares of the Company's Common Stock. Under the plans, option prices are not less than the market price of the Company's Common Stock on the date of the grant. The options become exercisable at varying dates and generally expire five years from the date of grant. At November 30, 1999, options to purchase 1,141,392 shares of Common Stock were available for grant under the Company's stock option plans.

   A summary of the Company's stock option activity for the years ended November 30, 1997, 1998 and 1999 and the six month period ended May 31, 2000 is as follows:

                                      Number
                                        of              Option Price
                                      Shares   -------------------------------
                                      Under        Per     Weighted
                                      Option      Share    Average  Aggregate
                                     --------  ----------- -------- ----------
Outstanding--November 30, 1996......  362,667  $ 1.88-4.25  $ 3.26  $1,183,000
  Granted during the year...........  155,000    3.06-3.50    3.18     493,000
  Exercised during the year.........  (84,998)   1.88-4.25    3.52    (300,000)
  Forfeitures and expirations.......  (42,001)   1.88-3.06    2.85    (119,000)
                                     --------  -----------  ------  ----------
Outstanding--November 30, 1997......  390,668    1.88-4.25    3.22   1,257,000
  Granted during the year...........  137,500    5.88-6.00    5.91     813,000
  Exercised during the year......... (118,663)   1.88-4.25    3.49    (414,000)
  Forfeitures and expirations.......   (4,000)   1.88-3.06    2.77     (11,000)
                                     --------  -----------  ------  ----------
Outstanding--November 30, 1998......  405,505    1.88-6.00    4.06   1,645,000
  Granted during the year...........  194,500    4.13-4.38    4.26     828,000
  Exercised during the year.........  (68,663)   1.88-3.56    2.65    (182,000)
  Forfeitures and expirations.......  (60,000)   3.00-5.88    4.15    (249,000)
                                     --------  -----------  ------  ----------
Outstanding--November 30, 1999......  471,342    3.00-6.00    4.33   2,042,000
  Granted during the period
   (unaudited)......................  193,000  10.75-11.25   10.86   2,097,000
  Exercised during the period
   (unaudited)......................  (64,134)   3.00-3.50    3.04    (195,000)
  Forfeitures and expirations
   (unaudited)......................       --           --      --          --
                                     --------  -----------  ------  ----------
Outstanding -- May 31, 2000
 (unaudited)........................  600,208  $3.00-11.25  $ 6.57  $3,944,000
                                     ========  ===========  ======  ==========
Exercisable
  May 31, 2000 (unaudited)..........  115,029  $ 3.00-6.00  $ 4.34  $  499,000
                                     ========  ===========  ======  ==========
  November 30, 1999.................   68,165  $ 3.00-3.50  $ 3.29  $  224,000
                                     ========  ===========  ======  ==========
  November 30, 1998.................   44,497  $ 1.88-4.25  $ 3.10  $  138,000
                                     ========  ===========  ======  ==========
  November 30, 1997.................   80,163  $ 1.88-4.25  $ 3.66  $  293,000
                                     ========  ===========  ======  ==========

   During the years ended November 30, 1997, 1998 and 1999, the weighted average fair value of options granted amounted to $0.97, $2.45, and $1.73 per share, respectively. At November 30, 1999, the weighted average remaining contractual life of outstanding options was 3.8 years.

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") requires use of option valuation models that were not developed for use in valuing employee stock options.

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

   Pro forma information regarding net income and earnings per share, required by SFAS No. 123, has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1997, 1998, and 1999 respectively: risk-free interest rate of 6.00%, 5.50%, and 5.50%; volatility factor of the expected market price of the Company's Common Stock of 0.30, 0.37, and 0.36; dividend yield of 2.00%, 0.00%, and 0.00%; and a weighted average expected option life of five years. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. For the years ended November 30, 1997, 1998, and 1999, the Company's reported and pro forma net income and earnings per share are as follows (in thousands, except per share data):

                                                            1997   1998   1999
                                                           ------ ------ ------
      As reported:
        Net income........................................ $3,974 $3,934 $5,470
        Earnings per common share:
          Basic...........................................   0.37   0.36   0.50
          Diluted.........................................   0.37   0.36   0.49
      Pro forma:
        Net income........................................  3,935  3,837  5,314
        Earnings per common share:
          Basic...........................................   0.37   0.35   0.49
          Diluted.........................................   0.37   0.35   0.48

15. Employee Savings Plan

   The Company has a savings plan, available to substantially all employees, which permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company matches employee contributions up to a maximum of 2.5% of compensation and may, at its discretion, make additional contributions to the plan. The Company's contribution to the plan was $180,000 in 1997, $190,000 in 1998, and $208,000 in 1999.

16. Concentration of Credit Risk

   Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and trade receivables. The Company invests available cash in money market securities of high credit quality financial institutions. At November 30, 1998 and 1999, approximately 49% and 58%, respectively, of the Company's accounts receivable were from customers in the telecommunication industry. To reduce credit risk, the Company performs periodic credit evaluations of its customers, but does not generally require advance payments or collateral. Credit losses to customers operating in the telecommunication industry have not been material.

17. Operating Segments

   The Company was founded as a solutions-oriented company, designing and manufacturing products to suppress or eliminate electromagnetic interference. In recent years, the Company has broadened its focus and product lines to become a control products and systems company, providing a wide range of components and systems used to condition, regulate, transmit, receive, or govern electronic performance. Effective February 1, 2000, the Company realigned its business segments to better reflect its current strategic focus.

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

   The Company's operating results are now reported in two segments: signal products and power products. The Company's Signal Products Group manufactures a broad range of low pass filters, filtered arrays, filtered connectors, wireless products (coaxial ceramic resonators, bandpass filters and duplexers), and specialty ceramic capacitors. The Power Products Group manufactures various power management and conditioning products including power distribution systems, power line filters, and power entry modules. The reportable segments are each managed separately because they manufacture and sell distinct products with different production processes.

   The Company evaluates performance and allocates resources to its operating segments based upon numerous factors, including segment income or loss before income taxes. The accounting policies of the reportable segments are the same as those utilized in the preparation of the Company's consolidated financial statements. However, substantially all of the Company's selling expenses, general and administrative expenses, and non-operating expenses are not allocated to the Company's reportable operating segments and, accordingly, these expenses are not deducted in arriving at segment income or loss. In addition, reportable assets are comprised solely of property, plant, equipment, and inventories.

   Prior period amounts in the following table have been restated to correspond with the new business segment presentation. For each period presented, the accounting policies and procedures used to determine segment income have been consistently applied.

   For the years ended November 30, 1997, 1998 and 1999 and the six month periods ended May 31, 1999 and 2000, reportable segment information is as follows (in thousands):

                                                       Signal   Power
      Year Ended November 30, 1997                    Products Products  Total
      ----------------------------                    -------- -------- -------
      Revenue from unaffiliated customers............ $45,298  $11,168  $56,466
      Depreciation expense...........................   2,572      296    2,868
      Segment income.................................  14,668    1,255   15,923
      Segment assets.................................  21,409    4,487   25,896
      Capital expenditures...........................   2,002    1,134    3,136
                                                       Signal   Power
      Year Ended November 30, 1998                    Products Products  Total
      ----------------------------                    -------- -------- -------
      Revenue from unaffiliated customers............ $43,633  $16,235  $59,868
      Depreciation expense...........................   2,716      499    3,215
      Segment income.................................  13,167    3,509   16,676
      Segment assets.................................  21,224    5,715   26,939
      Capital expenditures...........................   1,723    1,186    2,909
                                                       Signal   Power
      Year Ended November 30, 1999                    Products Products  Total
      ----------------------------                    -------- -------- -------
      Revenue from unaffiliated customers............ $64,866  $32,863  $97,729
      Depreciation expense...........................   2,781      674    3,455
      Segment income.................................  17,235    7,739   24,974
      Segment assets.................................  33,670    8,752   42,422
      Capital expenditures...........................   1,949    1,640    3,589

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

                                                      Signal   Power
      Six Months Ended May 31, 1999 (unaudited)      Products Products  Total
      -----------------------------------------      -------- -------- -------
      Revenue from unaffiliated customers........... $27,113  $12,754  $39,867
      Depreciation expense..........................   1,455      248    1,703
      Segment income................................   7,082    3,134   10,216
      Segment assets................................  33,497    7,229   40,726
      Capital expenditures..........................   1,316      887    2,203
                                                      Signal   Power
      Six Months Ended May 31, 2000 (unaudited)      Products Products  Total
      -----------------------------------------      -------- -------- -------
      Revenue from unaffiliated customers........... $43,498  $17,113  $60,611
      Depreciation expense..........................   1,851      327    2,178
      Segment income................................  10,271    4,337   14,608
      Segment assets................................  38,463    8,466   46,929
      Capital expenditures..........................   2,069      222    2,291

   For the years ended November 30, 1997, 1998 and 1999, and the six month periods ended May 31, 1999 and 2000, reconciliation's of reportable segment information to the Company's consolidated financial statements are as follows (in thousands):

                                                                 Six Months
                                                                    Ended
Depreciation expense              Year Ended November 30,          May 31,
--------------------            -----------------------------  ----------------
                                  1997      1998      1999      1999     2000
                                --------  --------  ---------  -------  -------
                                                                 (unaudited)
Total depreciation expense for
 reportable segments..........  $  2,868  $  3,215  $   3,455  $ 1,703  $ 2,178
Unallocated amounts:
  Depreciation expense related
   to selling, general and
   administrative activities..       419       372        464      179      158
                                --------  --------  ---------  -------  -------
Consolidated depreciation
 expense......................  $  3,287  $  3,587  $   3,919  $ 1,882  $ 2,336
                                ========  ========  =========  =======  =======
                                                                 Six Months
                                                                    Ended
                                  Year Ended November 30,          May 31,
Income before provision for     -----------------------------  ----------------
income taxes                      1997      1998      1999      1999     2000
---------------------------     --------  --------  ---------  -------  -------
                                                                 (unaudited)
Total income for reportable
 segments.....................  $ 15,923  $ 16,676   $ 24,974  $10,216  $14,608
Unallocated amounts:
  Selling, general and
   administrative expense.....   (10,137)  (10,214)   (14,810)  (6,039)  (8,727)
  Interest expense............      (417)     (228)    (1,420)    (388)  (1,179)
  Other income................       141        85         96       35      435
                                --------  --------  ---------  -------  -------
Consolidated income before
 provision for income taxes...  $  5,510  $  6,319  $   8,840  $ 3,824  $ 5,137
                                ========  ========  =========  =======  =======

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

                                                                  Six Months
                                                                     Ended
                                        Year Ended November 30,     May 31,
                                        ----------------------- ---------------
Assets                                   1997    1998    1999    1999    2000
------                                  ------- ------- ------- ------- -------
                                                                  (unaudited)
Total assets for reportable segments... $25,896 $26,939 $42,422 $40,726 $46,929
Unallocated amounts:
  Cash and cash equivalents............     196     739     538      73     641
  Accounts receivable..................   9,997  10,162  19,330  16,603  21,473
  Goodwill.............................      --   2,547  14,225  14,167  14,785
  Other assets.........................   3,967   3,752   6,039   3,747   3,930
                                        ------- ------- ------- ------- -------
Total consolidated assets.............. $40,056 $44,139 $82,554 $75,316 $87,758
                                        ======= ======= ======= ======= =======
                                                                  Six Months
                                                                     Ended
                                        Year Ended November 30,     May 31,
                                        ----------------------- ---------------
Capital expenditures                     1997    1998    1999    1999    2000
--------------------                    ------- ------- ------- ------- -------
                                                                  (unaudited)
Total capital expenditures for
 reportable segments................... $ 3,136 $ 2,909 $ 3,589 $ 2,203 $ 2,291
Capital expenditures related to the
 Company's selling, general and
 administrative activities.............     144     384   1,383     223     232
                                        ------- ------- ------- ------- -------
Total consolidated capital
 expenditures.......................... $ 3,280 $ 3,293 $ 4,972 $ 2,426 $ 2,523
                                        ======= ======= ======= ======= =======

   The Company has operations in the United States and Germany. Sales are attributed to individual countries based upon the location responsible for the sale. The Company transfers products from one geographic region for resale in another. These transfers are priced to provide both areas with an equitable share of the overall profit. The geographic distribution of sales and long-lived assets for 1997, 1998 and 1999 is as follows (in thousands):

                                                        United
1997                                                    States  Germany  Total
----                                                    ------- ------- -------
Revenue from unaffiliated customers.................... $48,148 $ 8,318 $56,466
Long-lived assets:
  Property, plant and equipment........................  15,885      94  15,979
  Intangible assets....................................     499      --     499
                                                        United
1998                                                    States  Germany  Total
----                                                    ------- ------- -------
Revenue from unaffiliated customers.................... $50,864 $ 9,004 $59,868
Long-lived assets:
  Property, plant and equipment........................  16,188     101  16,289
  Intangible assets....................................   2,941      --   2,941
                                                        United
1999                                                    States  Germany  Total
----                                                    ------- ------- -------
Revenue from unaffiliated customers.................... $82,662 $15,067 $97,729
Long-lived assets:
  Property, plant and equipment........................  21,241     125  21,366
  Intangible assets....................................  14,940      --  14,940

   In 1998 and 1999, the Company's largest single customer, an original equipment manufacturer of telecommunication equipment, represented 11% and 18%, respectively, of total consolidated net sales. Sales to this major customer principally consisted of power products. In 1997, the Company's largest single customer represented 9%, of total consolidated net sales. Sales to this customer principally consisted of signal products.

                    SPECTRUM CONTROL, INC. AND SUBSIDIARIES

18. Quarterly Financial Data (Unaudited)

                                                 Year Ended November 30, 1999
                                                -------------------------------
                                                 First  Second   Third  Fourth
                                                ------- ------- ------- -------
                                                (in thousands, except per share
                                                             data)
Net sales...................................... $15,325 $24,542 $28,891 $28,971
Gross margin...................................   4,412   7,011   8,074   8,415
Net income.....................................     863   1,510   1,597   1,500
Earnings per common share:
  Basic........................................    0.08    0.14    0.15    0.14
  Diluted......................................    0.08    0.14    0.14    0.13
                                                 Year Ended November 30, 1998
                                                -------------------------------
                                                 First  Second   Third  Fourth
                                                ------- ------- ------- -------
                                                (in thousands, except per share
                                                             data)
Net sales...................................... $14,641 $15,190 $14,023 $16,014
Gross margin...................................   4,419   4,741   4,232   4,892
Net income.....................................     956   1,059     915   1,004
Earnings per common share:
  Basic........................................    0.09    0.10    0.08    0.09
  Diluted......................................    0.09    0.10    0.08    0.09

   Earnings per common share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

19. Operating Leases

   The Company has entered into several operating lease agreements, primarily relating to sales office facilities and computer equipment. These leases are noncancelable and expire on various dates through 2006. Leases that expire generally are expected to be renewed or replaced by other leases. Future minimum rental payments for all operating leases having initial or remaining noncancelable terms in excess of one year are as follows (in thousands):

                 2000................. $149
                 2001.................  140
                 2002.................   85
                 2003.................   58
                 2004.................   56
                 Later years..........   89
                                       ----
                                       $577
                                       ----

   Total rent expense under all operating leases amounted to $517,000 in 1997, $644,000 in 1998, and $1,140,000 in 1999.

                                  [Back Page]


                         [Spectrum Control, Inc. Logo]


   Until       , 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the fees and expenses payable by the registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. No fees or expenses will be paid by the selling shareholders. All of the amounts shown are estimates, except the Securities and Exchange Commission ("SEC") registration fee and the filing fee with the National Association of Securities Dealers, Inc. ("NASD").

SEC Registration Fee..................................................... $
NASD Filing Fee.......................................................... $
Printing Expenses........................................................ $
Accountants' Fee and Expenses ........................................... $
Legal Fees and Expenses.................................................. $
Blue Sky Qualification Fees and Expenses................................. $
Transfer Agent and Registrar Fees........................................ $
Miscellaneous............................................................ $
                                                                          -----
Total.................................................................... $
                                                                          =====

Item 15. Indemnification of Directors and Officers.

   The provisions of Sections 1741 through 1750 of the Pennsylvania Business Corporation Law provide that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a representative of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation. To the extent that a representative of the corporation has been successful on the merits or otherwise in defense of any action or proceeding or in defense of any claim, issue or matter therein, the corporation is required by the Pennsylvania Business Corporation Law to indemnify them against expenses actually and reasonably incurred by them in connection with such defense.

   The Company's bylaws allow it to indemnify a person in the same manner and under the same circumstances as put forth in Sections 1741 through 1750 of the Pennsylvania Business Corporation Law.

   The Underwriters have agreed to indemnify the Company and its directors, officers and controlling persons as to any losses, claims, damages, expenses or liabilities arising out of any untrue statement or omission in the Registration Statement based on information relating to the Underwriters furnished in writing by such Underwriters for use in the Registration Statement.

Item 16. Exhibits.

 Exhibit
   No.                                 Description
 -------                               -----------
   1.1*  Form of Underwriting Agreement

   3.1 Articles of Incorporation of the Company, as amended, previously filed on February 25, 1981, as Exhibit 3.1 to Form S-1 registration and incorporated herein by reference.

   3.2   Bylaws of the Company, previously filed on February 25, 1981, as
         Exhibit 3.2 to Form S-1 registration and incorporated herein by reference.

   5.1*  Opinion of Hodgson, Russ, Andrews, Woods & Goodyear, LLP

 Exhibit
   No.                                 Description
 -------                               -----------
  10.1   Change in Control Agreement dated June 26, 2000, by and between the
         Company and Richard A. Southworth.

  10.2   Change in Control Agreement dated June 26, 2000, by and between the
         Company and John P. Freeman

  10.3   Stock Option Plan of 1995, previously filed under Form S-8 on January
         22, 1996, and incorporated herein by reference.

  10.4   Non-Employee Directors' Stock Option Plan, previously filed under Form
         S-8 on July 16, 1996, and incorporated herein by reference.

  10.5   Lease Agreement dated September 21, 1998 by and between Potter
         Production Corporation and Spectrum Control, Inc.

  10.6   Lease Contract dated March 15, 2000 by and between Industrias de
         America, S.A. de C.V. and Spectrum Control de Mexico, S.A. de C.V.

  10.7   Credit Agreement dated March 26, 1999 by and among Spectrum Control,
         Inc., its subsidiaries, PNC Bank, N.A. and M&T Bank.

  23.1*  Consent of Hodgson, Russ, Andrews, Woods & Goodyear, LLP (included in
         Exhibit 5.1)

  23.2   Consent of Ernst & Young LLP

  24.1   Power of Attorney (included on signature page to this Registration
         Statement)

--------
* To be filed by amendment.

Item 17. Undertakings.

   (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

       Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to
    Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act , each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) of Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned there and to duly authorize, in the City of Erie, Pennsylvania, on the 6th day of July, 2000.

                                          SPECTRUM CONTROL, INC.

                                                /s/ Richard A. Southworth
                                          By: _________________________________
                                                  Richard A. Southworth
                                              President and Chief Executive
                                                         Officer

July 6, 2000

                               POWER OF ATTORNEY

   The undersigned directors and officers of Spectrum Control, Inc. ("Spectrum") do hereby constitute and appoint Richard A. Southworth and John P. Freeman, and each of them, with full power of substitution, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities indicated below which such person may deem necessary or advisable to enable Spectrum to comply with the Securities Act of 1933, as amended and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below and any and all amendments (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provision of Rule 462(b) under the Act) hereto; and we do hereby ratify and confirm that all such person or persons shall do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                Name                             Title                    Date
                ----                             -----                    ----

       /s/ Edwin R. Bindseil         Director                         July 6, 2000
____________________________________
         Edwin R. Bindseil

        /s/ John P. Freeman          Director, Chief Financial        July 6, 2000
____________________________________  Officer and Principal
          John P. Freeman             Accounting Officer

      /s/ J. Thomas Gruenwald        Director                         July 6, 2000
____________________________________
        J. Thomas Gruenwald

         /s/ Melvin Kutchin          Director                         July 6, 2000
____________________________________
           Melvin Kutchin

        /s/ John M. Petersen         Director                         July 6, 2000
____________________________________
          John M. Petersen

         /s/ Gerald A. Ryan          Director                         July 6, 2000
____________________________________
           Gerald A. Ryan

        /s/ James F. Toohey          Director                         July 6, 2000
____________________________________
          James F. Toohey